Management’s Discussion and Analysis
For the three months and year ended December 31, 2023
(Expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Equinox Gold Corp. (the “Company” or “Equinox Gold”) should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2023 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.
This MD&A is prepared by management and approved by the Board of Directors as of February 21, 2024. This discussion covers the three months (“Q4 2023” or the “Quarter”) and the year ended December 31, 2023 and the subsequent period up to the date of issuance of this MD&A. All dollar amounts are in United States Dollars (“USD”), except where otherwise noted.
This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities, and the risks and uncertainties associated with technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and mineral resources.
Throughout this MD&A, cash costs, cash costs per ounce (“oz”) sold, all-in sustaining costs (“AISC”), AISC per oz sold, AISC contribution margin, adjusted net income, adjusted earnings per share (“EPS”), mine-site free cash flow, EBITDA (earnings before interest, taxes, depreciation and amortization), adjusted EBITDA, net debt, and sustaining capital expenditures are non-IFRS financial measures with no standard meaning under IFRS. Non-IFRS measures are further discussed in the Non-IFRS Measures section of this MD&A.
Throughout this MD&A, the operational and financial results of the Mercedes Mine (“Mercedes”) are included for the period through to April 21, 2022, when Mercedes was sold.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

BUSINESS OVERVIEW
Operations Description
Equinox Gold is a growth-focused mining company delivering on its strategy of creating the premier Americas gold producer. In its first six years the Company has grown from a single-asset developer to a multi-asset gold producer with seven operating gold mines in the Americas, an eighth mine expected to commence operations in 2024, a multi-million-ounce gold reserve base and a strong growth profile from a pipeline of expansion projects. At the date of this MD&A, the Company’s operating gold mines are the Mesquite Mine (“Mesquite”) and Castle Mountain Mine (“Castle Mountain”) in the United States, the Los Filos Mine Complex (“Los Filos”) in Mexico, and the Aurizona Mine (“Aurizona”), Fazenda Mine (“Fazenda”), RDM Mine (“RDM”) and Santa Luz Mine (“Santa Luz”) in Brazil. The Company also has a 60% interest in the Greenstone Project (“Greenstone”) in Canada, which had begun commissioning at year-end 2023 with the target of pouring gold in the first half of 2024.
Equinox Gold was created with the strategic vision of building a diversified, Americas-focused gold company that will responsibly and safely produce more than one million ounces of gold annually, bring long-term social and economic benefits to its host communities, create a safe and rewarding workplace for its employees and contractors, and provide above average investment returns to its shareholders. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development and will also consider opportunities to acquire other companies, producing mines and development projects that fit the Company’s portfolio and strategy.
Equinox Gold’s common shares trade under the symbol “EQX” on the Toronto Stock Exchange (“TSX”) in Canada and on the NYSE American Stock Exchange (“NYSE-A”) in the United States.

2023 HIGHLIGHTS
Operational
•Achieved 2023 production guidance, with 564,458 ounces of gold produced
•Sold 559,481 ounces of gold at an average realized gold price of $1,941 per oz
•Beat 2023 cash costs guidance, with cash costs of $1,350 per oz(1)
•Achieved 2023 AISC guidance, with AISC of $1,612 per oz(1)
•Seven lost-time injuries, one fatality; four sites had no lost-time injuries
•Achieved a total recordable injury frequency rate(2) of 1.47, a 31% improvement compared to 2022
Earnings
•Income from mine operations of $109.0 million
•Net income of $28.9 million or $0.09 per share
•Adjusted net income of $21.7 million(1) or $0.07 per share(1)
Financial
•Cash flow from operations before changes in non-cash working capital of $527.5 million, which includes $225.0 million in proceeds from gold prepay arrangements ($358.5 million after changes in non-cash working capital)
•Adjusted EBITDA of $304.4 million(1)
•Sustaining expenditures of $129.1 million and non-sustaining expenditures of $404.1 million
•Cash and cash equivalents (unrestricted) of $192.0 million at December 31, 2023
•Net debt(1) of $733.0 million at December 31, 2023

(1)Cash costs per oz sold, AISC per oz sold, adjusted net income (loss), adjusted EBITDA, adjusted EPS, and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Total recordable injury frequency rate (“TRIFR”) and significant environmental incident frequency rate (“SEIFR”) are both reported per million hours worked. TRIFR is the total number of injuries excluding those requiring simple first aid treatment.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

2023 HIGHLIGHTS (CONTINUED)
Corporate
•Strengthened balance sheet
◦Issued $172.5 million of unsecured senior convertible senior notes with a conversion price of $6.30 (the “2023 Convertible Notes”) and used the net proceeds to repay $166.0 million of the revolving credit facility (the “Revolving Facility”)
◦Completed $225.0 million in gold prepay and gold purchase and sale arrangements
◦Sold a portion of the Company’s shares in i-80 Gold Corp. (TSX: IAU) (“i-80 Gold”) for initial proceeds of C$32.0 million
◦Issued 9.3 million common shares under the at-the-market equity program (“ATM Program”) at an average share price of $4.48 per common share for total gross proceeds of $41.8 million
•Gold collar contracts in place at December 31, 2023 had a weighted average put strike price of $1,954 per ounce and an average call strike price of $2,166 per ounce, for delivery of an average of 18,687 ounces per month from January to June 2024, representing approximately 30% of estimated production during that time period
Construction, Development and Exploration
•Advanced Greenstone on schedule with installation activities effectively completed at December 31, 2023 and commissioning underway to pour first gold in H1 2024
•Advanced permitting and front-end engineering for the Castle Mountain Phase 2 expansion
•Advanced technical studies for the Aurizona underground expansion and received a permit to commence underground portal development in the Piaba deposit. Received a permit to develop the Tatajuba open pit deposit
•Successfully replaced reserves through 57,969 metres of reserve replacement drilling and strategic mine planning updates
•Completed 44,260 metres of step-out drilling across the portfolio with a focus on mine life extension, and completed 16,321 metres of regional drilling to delineate new deposits
Responsible Mining
•Achieved a significant environmental incident frequency rate(1) of 0.29, a 54% improvement compared to 2022
•Published the Company’s annual ESG (Environment, Social and Governance) Report, updated the Tailings Management Report, and submitted greenhouse gas (GHG) emissions data to CDP (formerly the Carbon Disclosure Project)
•Published the Company’s first Water Stewardship Report and its first Climate Action Report, outlining a strategy to achieve a 25% reduction in GHG emissions by 2030 compared to “business as usual” emissions

(1)Total recordable injury frequency rate (“TRIFR”) and significant environmental incident frequency rate (“SEIFR”) are both reported per million hours worked. TRIFR is the total number of injuries excluding those requiring simple first aid treatment.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

HIGHLIGHTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2023
Operational
•Produced 154,960 ounces of gold
•Sold 149,861 ounces of gold at an average realized gold price of $1,983 per oz
•Total cash costs of $1,330 per oz and AISC of $1,657 per oz(1)
•Three lost-time injuries and a TRIFR(2) of 1.35 for the Quarter
•SEIFR(2) of 0.00 for the Quarter
Earnings
•Income from mine operations of $38.6 million
•Net income of $3.9 million or $0.01 per share (basic)
•Adjusted net income of $2.4 million or $0.01 per share(1)
Financial
•Cash flow from operations before changes in non-cash working capital of $168.2 million, which includes $75.6 million in proceeds from gold prepay arrangements ($125.9 million after changes in non-cash working capital)
•Adjusted EBITDA of $95.3 million(1)
•Sustaining expenditures of $44.5 million and non-sustaining expenditures of $99.2 million
•Received $75.0 million on closing of the gold purchase and sale arrangement (“Sandbox Arrangement”)
•Issued 5.0 million common shares under the ATM Program at an average share price of $5.01 per common share for total gross proceeds of $24.9 million
•In November and December, entered into gold collar contracts with an average put strike price of $1,980 per ounce and an average call strike price of $2,198 per ounce, for 11,332 ounces per month beginning January 2024 through to June 2024
•In October, repaid $166.0 million of the Revolving Facility with proceeds from the 2023 Convertible Notes
Construction, Development and Exploration
•Advanced Greenstone construction with the following achieved:
◦Completed more than 5.9 million hours project-to-date with one lost-time injury; 12-month rolling average TRIFR of 2.39
◦Tailings facility permitted and ready for use
◦Hot commissioning of crushing circuit and ore storage dome complete
◦Wet commissioning underway in the ball mills, high-pressure grinding rolls, thickener and leach tanks
◦Approximately 1 million tonnes of ore stockpiled for startup
◦Spent $74 million (Equinox Gold’s 60% share) during the Quarter
◦On track to pour gold in H1 2024

RECENT DEVELOPMENTS
•Provided 2024 production and cost guidance of 660,000 to 750,000 ounces of gold at cash costs of $1,340 to $1,445 per oz and AISC of $1,630 to $1,740 per oz(1)
•Provided 2024 sustaining and non-sustaining expenditure guidance of $424 million
◦$212 million of sustaining expenditures, of which $196 million is sustaining capital expenditures(1)
◦$213 million of non-sustaining expenditures, of which $205 million is non-sustaining capital expenditures
◦Non-sustaining capital expenditures includes $95 million to advance Greenstone through to commercial production
•Since January 1, 2024, the Company has issued 5.0 million common shares under the ATM Program at an average share price of $4.56 per common share for total gross proceeds of $22.9 million

(1)Cash costs per oz sold, AISC per oz sold, sustaining capital expenditures, adjusted net income, adjusted EBITDA, adjusted EPS, and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2)Total recordable injury frequency rate and significant environmental incident frequency rate are both reported per million hours worked. Total recordable injury frequency rate is the total number of injuries excluding those requiring simple first aid treatment.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended			Year ended
Operating data	Unit	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022(3)
Gold produced	oz	154,960	149,089	150,439	564,458	532,319
Gold sold	oz	149,861	148,231	149,386	559,481	532,137
Average realized gold price	$/oz	1,983	1,917	1,733	1,941	1,784
Cash costs per oz sold(1)(2)	$/oz	1,330	1,363	1,206	1,350	1,315
AISC per oz sold(1)(2)(3)	$/oz	1,657	1,630	1,523	1,612	1,622
Financial data
Revenue	M$	297.8	284.7	259.3	1,088.2	952.2
Income from mine operations	M$	38.6	25.2	32.0	109.0	85.0
Net income (loss)	M$	3.9	2.2	22.6	28.9	(106.0)
Earnings (loss) per share (basic)	$/share	0.01	0.01	0.07	0.09	(0.35)
Adjusted EBITDA(1)	M$	95.3	81.2	74.3	304.4	168.0
Adjusted net income (loss)(1)	M$	2.4	28.7	7.0	21.7	(91.5)
Adjusted EPS(1)	$/share	0.01	0.09	0.02	0.07	(0.30)
Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	192.0	356.7	200.8	192.0	200.8
Net debt(1)	M$	733.0	729.5	627.3	733.0	627.3
Operating cash flow before changes in non-cash working capital(5)	M$	168.2	82.6	80.0	527.5	144.3
(1)Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net loss, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Consolidated cash cost per oz sold and AISC per oz sold for the year ended December 31, 2022 excludes Santa Luz results while the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.
(3)Operational and financial results of Mercedes are included for the period through to April 21, 2022, when Mercedes was sold.
(4)Consolidated AISC per oz sold excludes corporate general and administration expenses.
(5)Includes proceeds from gold prepay arrangements of $75.6 million and $225.0 million for the three months and year ended December 31, 2023, respectively.
(6)Numbers in tables throughout this MD&A may not sum due to rounding.
Gold ounces sold in Q4 2023 were marginally higher compared to Q4 2022 primarily due to higher production at RDM, offset partially by lower production at Fazenda and Santa Luz. At RDM, the higher production was primarily due to higher grades from the mining of in-situ ore, and reduced reliance on rehandling low-grade ore stockpiles. At Fazenda, the lower production was primarily due to lower ore tonnes and grades from open pit mining due to mine sequencing. At Santa Luz, the lower production was primarily due to challenges with the elution and electrowinning circuits.
For the year ended December 31, 2023, the Company sold 5% more gold ounces compared to 2022.The increase in gold sales for the year was primarily due to higher production at Los Filos, RDM, Santa Luz and Aurizona, offset partially by lower production at Mesquite and not having production from Mercedes after it was sold in April 2022. The higher gold production at Los Filos was driven by increased ore mining and stacking activity in 2023 compared to 2022. The higher gold production for the year at RDM was for the reasons mentioned above. In addition, RDM had a temporary suspension of operations in 2022 that affected gold production for that year. The higher production at Santa Luz was due to a full year of commercial operations in 2023. Santa Luz achieved commercial production at the beginning of Q4 2022. The higher production at Aurizona was due to better access to higher-grade ore benches of the main pit and increased ore processed. The lower production at Mesquite was primarily due to a smaller pit approach to reduce waste stripping and a longer leach cycle for some of the ore being placed.
Revenue was higher in Q4 2023 compared to Q4 2022 primarily due to higher gold prices. The Company realized $1,983 per ounce sold in Q4 2023 generating $297.8 million in revenue, compared to $1,733 per ounce sold in Q4 2022 generating $259.3 million in revenue.
Cash cost per oz sold and AISC per oz sold were 10% and 9% higher in Q4 2023 compared to Q4 2022, respectively, primarily driven by higher cash costs at Los Filos and Fazenda. Cash cost per oz sold and AISC per oz sold for 2023 were in line with 2022 results. While input costs were generally lower in 2023, the strengthening of the Mexican Peso (“MXN”) and Brazilian Réal (“BRL”) compared to the USD more than offset these lower costs in Mexico and Brazil.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS (CONTINUED)
In Q4 2023, income from mine operations was $38.6 million (Q4 2022 - $32.0 million) and for the year ended December 31, 2023 was $109.0 million (year ended December 31, 2022 - $85.0 million). The higher income from mine operations in Q4 2023 compared to Q4 2022 was mainly the result of higher income from operations at RDM, Los Filos and Mesquite, driven by higher average realized gold price per ounce sold at each site, as well as higher production at RDM, and lower operating costs at Mesquite, offset partially by lower income from mine operations at Santa Luz, which was primarily due to lower production.
The higher income from mine operations for the year ended December 31, 2023 compared to the same period in 2022 was mainly the result of higher production at Los Filos, Aurizona and RDM, and higher average realized gold price per ounce sold, offset partially by lower income from mine operations at Mesquite and Santa Luz, which was primarily due to lower production. Income from mine operations for the year ended December 31, 2023 was also impacted by the sale of Mercedes in April 2022.
Net income for Q4 2023 was $3.9 million (Q4 2022 - net income of $22.6 million) and net income for the year ended December 31, 2023 was $28.9 million (year ended December 31, 2022 - net loss of $106.0 million). The lower net income in Q4 2023 compared to Q4 2022 was mainly due to a lower tax recovery and higher finance expense, offset partially by higher income from mine operations.
The higher net income for the year ended December 31, 2023 compared to the same period in 2022 was mainly due to higher income from mine operations, in addition to a tax recovery of $14.1 million (year ended December 31, 2022 - tax expense of $7.6 million) and other income of $31.1 million (year ended December 31, 2022 - other expense of $67.9 million). Other income for the year ended December 31, 2023 includes a $46.2 million gain on change in fair value of foreign exchange contracts and a $34.5 million gain on sale of the Company’s partial interest and reclassification of investment in i-80 Gold, offset partially by $13.8 million in expected credit losses and write-offs. Other expense for the year ended December 31, 2022 includes a $69.9 million loss on change in fair value of share purchase warrants.
In Q4 2023, adjusted EBITDA was $95.3 million (Q4 2022 - $74.3 million) and for the year ended December 31, 2023 was $304.4 million (year ended December 31, 2022 - $168.0 million). In Q4 2023, adjusted net income was $2.4 million (Q4 2022 - $7.0 million) and for the year ended December 31, 2023 was $21.7 million (year ended December 31, 2022 - adjusted net loss of $91.5 million). The increase in adjusted EBITDA and adjusted net income in Q4 2023 was primarily due to higher income from mine operations, in addition to a $6.9 million realized gain on foreign exchange contracts in Q4 2023 (Q4 2022 - realized gain of $1.2 million). The increase in adjusted EBITDA and adjusted net income for the year ended December 31, 2023 was primarily due to higher income from mine operations, in addition to a $32.8 million realized gain on foreign exchange contracts (year ended December 31, 2022 - realized gain of $1.2 million) and a $0.8 million realized gain on gold contracts (year ended December 31, 2022 - realized loss of $33.0 million).

2023 GUIDANCE COMPARISON
In February 2023, the Company published its 2023 production and cost guidance (“2023 Guidance”). Full-year production of 564,458 ounces of gold was within the range of 2023 Guidance of 555,000 to 625,000 ounces of gold.
Cash costs were below 2023 Guidance at $1,350 per oz compared to guidance of $1,355 to $1,460 per oz and AISC was within the lower range of 2023 Guidance at $1,612 per oz compared to guidance of $1,575 to $1,695 per oz. Actuals achieved in 2023 at each mine are outlined below.

	2023 Actuals			2023 Guidance
	Production (oz)	Cash Costs ($/oz)(1)	AISC ($/oz)(1)	Production (oz)	Cash Costs ($/oz)(1)	AISC ($/oz)(1)
USA
Mesquite	87,753	$1,105	$1,251	80,000 - 90,000	$1,345 - $1,410	$1,415 - $1,480
Castle Mountain	20,837	$1,531	$1,899	25,000 - 30,000	$1,765 - $1,850	$1,865 - $1,950
Mexico
Los Filos	159,071	$1,655	$1,890	160,000 - 180,000	$1,460 - $1,620	$1,680 - $1,865
Brazil
Aurizona	120,626	$1,068	$1,440	120,000 - 130,000	$1,065 - $1,130	$1,410 - $1,500
Fazenda	66,375	$1,230	$1,448	60,000 - 65,000	$1,170 - $1,210	$1,390 - $1,430
RDM	52,614	$1,199	$1,612	50,000 - 60,000	$1,460 - $1,620	$1,685 - $1,870
Santa Luz	57,182	$1,681	$1,834	60,000 - 70,000	$1,535 - $1,695	$1,775 - $1,950
Canada
Greenstone				$—	$—	$—
Total	564,458	$1,350	$1,612	555,000 - 625,000	$1,355 - $1,460	$1,575 - $1,695
(1)Cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

2023 GUIDANCE COMPARISON (CONTINUED)
Sustaining and Non-sustaining Expenditures(1)

	2023 Actuals		2023 Guidance
$ amounts in millions	Sustaining	Non-sustaining	Sustaining	Non-sustaining
USA
Mesquite	$13	$17	$5	$16
Castle Mountain	4	9	2	11
Mexico
Los Filos	37	1	40	—
Brazil
Aurizona	43	8	45	6
Fazenda	13	11	14	12
RDM	12	—	13	—
Santa Luz	8	3	17	2
Canada
Greenstone(3)(4)	—	355	—	277
Total sustaining and non-sustaining expenditures(2)	$129	$404	$136	$324
(1)Sustaining and non-sustaining expenditures include exploration expense and capital expenditures. Sustaining and non-sustaining expenditures exclude non-cash additions including right-of-use asset additions, capitalized interest expense and capitalized depreciation expense. Sustaining capital expenditure is a non-IFRS measure. See Non-IFRS Measures and Cautionary Notes.
(2)Total sustaining capital expenditures for the year ended December 31, 2023 were $119.9 million. Total non-sustaining capital expenditures for the year ended December 31, 2023 were $372.1 million.
(3)For the year ended December 31, 2023, non-sustaining expenditures at Greenstone exclude capitalized interest of $46.2 million.
(4)Non-sustaining expenditures at Greenstone reflects the Company’s 60% ownership of the project.
Mesquite sustaining expenditures were higher than 2023 Guidance due to additional capitalized stripping after adoption of an updated mine plan. Los Filos sustaining expenditures were lower than 2023 Guidance due to lower equipment and components for open pit mining and processing. Santa Luz sustaining expenditures were lower than 2023 Guidance due to less capitalized stripping and tailings storage facility expenditure. Greenstone non-sustaining expenditures were higher than 2023 Guidance primarily due to timing of expenditures.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

2024 GUIDANCE AND OUTLOOK
For 2024, the Company expects to produce 660,000 to 750,000 ounces of gold. The midpoint of 2024 guidance of 705,000 ounces represents an increase of more than 140,000 ounces compared to 2023 gold production. Cash costs for 2024 are estimated at $1,340 to $1,445 per oz, with AISC of $1,630 to $1,740 per oz.

	Production (oz)	Cash Costs ($/oz)(1)(2)	AISC ($/oz)(1)(2)	Sustaining expenditures (M$)(3)	Non-sustaining expenditures (M$)(4)
Canada
Greenstone(5)	105,000 - 125,000	$690 - $790	$840 - $940	$25	$95
USA
Mesquite	75,000 - 85,000	$1,345 - $1,445	$1,410 - $1,510	$5	$82
Castle Mountain	30,000 - 35,000	$2,045 - $2,145	$2,125 - $2,200	$3	$4
Mexico
Los Filos	155,000 - 175,000	$1,785 - $1,885	$2,090 - $2,190	$50	$—
Brazil
Aurizona	110,000 - 120,000	$1,070 - $1,170	$1,575 - $1,675	$58	$11
Fazenda	65,000 - 70,000	$1,195 - $1,295	$1,560 - $1,660	$25	$3
Santa Luz	70,000 - 80,000	$1,495 - $1,595	$1,720 - $1,820	$17	$4
RDM	50,000 - 60,000	$1,260 - $1,360	$1,800 - $1,900	$29	$14
Total(6)	660,000 - 750,000	$1,340 - $1,445	$1,630 - $1,740	$212	$213
(1)Cash costs per oz sold and AISC per oz sold, are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Exchange rates used to forecast 2024 cash cost and AISC per oz include a rate of BRL 5:00 to USD 1 and MXN 17.50 to USD 1.
(3)Sustaining expenditures include asset retirement obligation accretion and amortization, exploration expense and capital expenditures. Of the $212 million sustaining expenditures, $196 million will be capital expenditures. Sustaining capital expenditure is a non-IFRS measure. See Non-IFRS Measures and Cautionary Notes.
(4)Non-sustaining expenditures include exploration expense and capital expenditures. Of the $213 million non-sustaining expenditures, $205 million will be capital expenditures.
(5)2024 Guidance at Greenstone reflects the Company’s 60% ownership of the project. Greenstone gold production guidance for 2024 includes all ounces expected to be produced during the pre-commercial production and commercial production periods. 2024 cash cost per ounce and AISC per ounce guidance figures are the expected costs of gold production after commercial production is achieved.
(6)Total is the sum or average of the individual mine-level amounts. Numbers may not sum due to rounding.
The Company may revise guidance during the year to reflect changes to expected results.
Cash costs for 2024 reflect the life cycle stages of the assets in the Company’s portfolio and also that, while consumables inflation has abated, labour and equipment costs are expected to face continued upward pressure throughout 2024. In addition, compared to many other countries the BRL and MXN were top performing currencies compared to the USD in 2022 and 2023 and management expects relative stability in the BRL and MXN compared to the USD throughout 2024.
Sustaining expenditures in 2024 of $212 million includes investing: (i) $60 million in capitalized stripping programs, with the largest investments at Aurizona and Los Filos, (ii) $58 million in equipment costs, of which $17 million relates to the Los Filos open pit and underground fleets and processing equipment and $22 million relates to the RDM mobile fleet costs, and (iii) $40 million for TSF lifts and maintenance at all four Brazilian operations and Greenstone. Non-sustaining expenditures in 2024 of $213 million includes investing: (i) $95 million progressing Greenstone projects including $53 million for final costs associated with construction and $41 million for post construction costs including a new hydro substation, additional fleet payments, additional generator, and (ii) $73 million related to the capitalized stripping program at Mesquite for Ginger pit.
Sustaining expenditures for 2024 include $13 million for exploration with a focus on reserve replacement across the portfolio. Non-sustaining expenditures include $13 million for step-out and regional exploration, primarily at Aurizona and in the Bahia district.
Production and cash flow are expected to grow each quarter through 2024 due to normal seasonality and Greenstone ramping up throughout the year.
The Company’s primary development focus for 2024 continues to be advancing Greenstone to commercial production, with Equinox Gold’s 60% share of capital in 2024 forecast to be $95 million. In addition, the Company is advancing engineering and permitting for the Castle Mountain Phase 2 expansion, expects to start underground portal development for the Aurizona underground expansion in the second half of the year and is advancing dialogue with local communities at Los Filos to agree on a long-term development plan for the mine.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

2024 GUIDANCE AND OUTLOOK CONTINUED
Cost and production guidance for Los Filos is subject to the successful execution of new social and land access agreements with local community stakeholders and landowners and collective agreements with unions. These new agreements are necessary to help ensure the long-term economic and investment viability of the mine, including the addition of a new 10,000 tpd carbon-in-leach (“CIL”) processing plant to increase recoveries from higher-grade ore. If the Company is unable to satisfactorily complete these agreements, the Company will re-evaluate the current operation and may elect to suspend operations indefinitely or until such time as new agreements are in place. Accordingly, Los Filos production and cost guidance for 2024 is subject to change.
Production and cost guidance for Castle Mountain is subject to change pending completion of an internal evaluation of the Phase 1 operation. The mine is currently operating as a small “phase 1” project designed to process mineralized material deposited in the open pits during prior mining operations while permitting and engineering for the Phase 2 expansion to more than 200,000 ounces of gold production per year is being advanced. As this permitting process is now expected to continue into fiscal 2026, the Company is evaluating the Phase 1 operation to ensure appropriate allocation and preservation of capital, which could result in reduced operations-related activities and gold production from Castle Mountain Phase 1 through the permitting period.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

OPERATIONS
Mesquite Gold Mine, California, USA
Mesquite is an open pit, run-of-mine (“ROM”) heap leach gold mine located in Imperial County, California, approximately 200 miles south of Castle Mountain. Mesquite has been in production since 1986 and was acquired by Equinox Gold in Q4 2018.
Operating and financial results for the three months and year ended December 31, 2023

		Three months ended			Year ended
Operating data	Unit	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Ore mined and stacked on leach pad	kt	3,844	7,600	1,195	16,988	12,076
Waste mined	kt	8,067	4,341	13,452	34,119	46,454
Open pit strip ratio	w:o	2.10	0.57	11.26	2.01	3.85
Average gold grade stacked to leach pad	g/t	0.52	0.44	0.20	0.45	0.42
Gold produced	oz	25,923	24,050	27,447	87,753	123,965
Gold sold	oz	24,190	24,049	27,723	85,987	123,998
Financial data
Revenue(2)	M$	48.6	46.0	48.3	167.9	220.3
Cash costs(1)	M$	25.9	25.8	28.2	95.1	121.3
Sustaining capital(1)	M$	0.1	0.4	12.3	10.7	36.0
Sustaining lease payments	M$	—	—	—	—	—
Reclamation expenses	M$	(0.1)	1.0	—	1.8	2.0
Total AISC(1)	M$	25.9	27.2	40.5	107.6	159.3
AISC contribution margin(1)	M$	22.7	18.9	7.8	60.4	61.0
Non-sustaining expenditures	M$	5.9	3.5	3.0	17.2	18.0
Unit analysis
Realized gold price per oz sold	$/oz	2,009	1,914	1,743	1,953	1,777
Cash costs per oz sold(1)	$/oz	1,070	1,073	1,018	1,105	978
AISC per oz sold(1)	$/oz	1,068	1,129	1,462	1,251	1,285
Mining cost per tonne mined	$/t	1.91	1.86	1.27	1.66	1.48
Processing cost per tonne processed	$/t	3.85	1.68	8.31	3.01	3.47
G&A cost per tonne processed	$/t	1.39	0.54	3.55	0.96	1.24
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q4 2023 Analysis
Production
In Q4 2023, ounces produced were 6% lower at a 27% lower AISC per oz sold compared to Q4 2022. For the year ended December 31, 2023, ounces produced were 29% lower at a 3% lower AISC per oz sold compared to 2022. In Q4 2023, ounces sold were 13% lower and the average realized gold price was 15% higher compared to Q4 2022. For the year ended December 31, 2023, ounces sold were 31% lower and the average realized gold price was 10% higher compared to 2022.
Production was lower in the three months and year ended December 31, 2023 compared to the same periods in 2022 due to a smaller pit approach to reduce waste stripping and a longer leach cycle for some of the ore being placed. In 2022, the majority of ounces were placed in Q2 2022, allowing time for ounces to be recovered in the second half of 2022, whereas in 2023 the majority of ounces were placed in the latter half of the year, which means some of the ounces placed in 2023 will be produced in Q1 2024.
Mining during the Quarter resulted in fewer total tonnes moved, reflecting the relative position in the mining sequence with mining the bottom of the Don Juan and Vista East pits and pre-stripping commencing for mining of the Ginger deposit. The strip ratios for the three months and year ended December 31, 2023 were 2.10 and 2.01, respectively, compared to 11.26 and 3.85 for the same periods in 2022.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023
Mining unit costs were higher in the three months and year ended December 31, 2023 compared to the same periods in 2022 reflecting the impact of a lower strip ratio in Q4 2023 as ore hauls are longer than waste hauls, offset partially by 10% lower diesel prices. Total process costs were higher in the three months and year ended December 31, 2023 compared to the same periods in 2022 due to higher cyanide and lime prices, although, cyanide prices peaked in Q1 2023 and have trended lower through December 31, 2023. Additionally, more lime was consumed in Q4 2023 than in 2022 as the volume of ore stacked was 222% higher compared to Q4 2022. Processing unit costs were lower in the three months and year ended December 31, 2023 compared to the same periods in 2022, as more ore tonnes were processed. G&A unit costs were lower in the three months and year ended December 31, 2023 compared to the same periods in 2022 due to an increase in tonnes stacked.
AISC per oz sold decreased in Q4 2023 compared to Q4 2022 despite 13% fewer ounces sold as sustaining capital was minimal in Q4 2023. AISC per oz sold decreased for the year ended December 31, 2023 compared to the same period in 2022 due to lower levels of capitalized stripping.
Sustaining capital expenditures for the three months and year ended December 31, 2023 were $0.1 million and $10.7 million, respectively, primarily related to capitalized stripping. Non-sustaining expenditures for the three months and year ended December 31, 2023 were $5.9 million and $17.2 million, respectively, primarily related to lease payments for haul trucks, capitalized stripping in the Ginger pit that commenced in Q4 2023, and exploration costs.
For production, Mesquite achieved 2023 Guidance, with production of 87,753 ounces compared to production guidance of 80,000 to 90,000 ounces of gold. Mesquite’s costs were lower than 2023 Guidance, with cash costs of $1,105 per oz compared to guidance of $1,345 to $1,410 per oz and AISC of $1,251 per oz compared to guidance of $1,415 to $1,480 per oz, driven by additional ore mined due to positive reconciliations and a change in the mine plan which provided access to additional ore and commencement of mining the Ginger pit in Q4 2023.
Exploration and Development
There was no exploration drilling completed at Mesquite during the Quarter. Drilling in 2023 totaled 6,888 metres (“m”) of reverse circulation (“RC”) drilling and was completed in Q1 2023, including 5,339 m at the Ginger deposit and 1,550 m at the Rainbow deposit. Both drill programs included infill and growth-focused step-out components. Other exploration activities include on-going geological mapping of the main open pits to further enhance the geological model. Exploration expenditures at Mesquite for the three months and year ended December 31, 2023 were $0.5 million and $2.6 million, respectively.
Outlook
In 2024, mining at Mesquite will be focused on waste stripping the Ginger pit, which is expected to deliver the majority of ounces in early 2025. Efforts to establish additional Mineral Reserves through exploration and resource drilling are expected to continue and the Company will also continue the permitting required to enable mine life extensions beyond 2024. An additional area that may be mined is the rehandling of the remainder of the Old Vista Pad material that will be re-stacked and leached on the current heap leach pad.
Mesquite production guidance for 2024 is 75,000 to 85,000 ounces of gold, with approximately 65% of production expected in the first half of the year. Costs guidance for 2024 is cash costs of $1,345 to $1,445 per oz and AISC of $1,410 to $1,510 per oz. Budgeted sustaining expenditures of $5 million primarily relate to processing equipment. Budgeted non-sustaining expenditures of $82 million primarily relate to capitalized waste stripping of the Ginger pit.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023
Castle Mountain Gold Mine, California, USA
Castle Mountain is an open-pit heap leach gold mine located in San Bernardino County, California, approximately 200 miles north of Mesquite. Under a previous owner, Castle Mountain produced more than 1.3 million ounces of gold from 1992 to 2004, when production ceased due to low gold prices. Equinox Gold acquired Castle Mountain in December 2017 and commenced Phase 1 operations in Q4 2020. In 2021, Equinox Gold completed a feasibility study for a Phase 2 expansion that is expected to increase average production to more than 200,000 ounces of gold annually. In March 2022, the Company applied to amend existing permits to accommodate the Phase 2 expansion, as described in Development Projects.
Operating and financial results for the three months and year ended December 31, 2023

		Three months ended			Year ended
Operating data	Unit	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Ore mined and stacked to leach pad	kt	1,421	1,166	979	4,977	4,560
Waste mined	kt	506	663	585	2,290	1,511
Open pit strip ratio	w:o	0.36	0.57	0.60	0.46	0.33
Average gold grade stacked to leach pad	g/t	0.32	0.32	0.35	0.32	0.33
Gold produced	oz	5,977	4,237	6,124	20,837	23,227
Gold sold	oz	5,977	4,237	6,112	20,837	23,227
Financial data
Revenue(2)	M$	12.1	8.1	10.6	40.8	41.8
Cash costs(1)	M$	11.9	5.9	7.1	31.9	24.1
Sustaining capital(1)	M$	2.9	—	0.4	3.2	11.0
Sustaining lease payments	M$	1.0	1.0	1.2	4.1	4.2
Reclamation expenses	M$	0.1	0.1	0.1	0.4	0.2
Total AISC(1)	M$	15.9	7.0	8.8	39.6	39.5
AISC contribution margin(1)	M$	(3.8)	1.1	1.9	1.2	2.4
Non-sustaining expenditures	M$	1.3	4.4	1.6	8.8	5.2
Unit analysis
Realized gold price per oz sold	$/oz	2,030	1,908	1,743	1,956	1,801
Cash costs per oz sold(1)	$/oz	1,996	1,384	1,161	1,531	1,036
AISC per oz sold(1)	$/oz	2,658	1,648	1,428	1,899	1,699
Mining cost per tonne mined	$/t	3.44	2.55	2.63	2.85	2.84
Processing cost per tonne processed	$/t	5.77	7.11	5.34	6.02	4.32
G&A cost per tonne processed	$/t	2.08	2.02	1.58	1.94	1.82
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q4 2023 Analysis
Production
In Q4 2023, ounces produced were 2% lower at a 86% higher AISC per oz sold compared to Q4 2022. For the year ended December 31, 2023, ounces produced were 10% lower at a 12% higher AISC per oz sold compared to the same period in 2022. In Q4 2023, ounces sold were 2% lower and the average realized gold price was 16% higher compared to Q4 2022. For the year ended December 31, 2023, ounces sold were 10% lower and the average realized gold price was 9% higher compared to the same period in 2022.
Production was lower in the three months and year ended December 31, 2023 compared to the same periods in 2022 as the result of lower feed grades, the proportion of material being crushed and temporary issues with leach pad chemistry. Crushing and agglomeration was achieved for 49% of ore processed in Q4 2023 and 58% for the year ended December 31, 2023. To increase crusher throughput, in 2024 the Company plans to move the crusher plant closer to the leach pad, trucking the ore to that higher elevation, and plans to reorient conveyors to improve flexibility, reduce bottlenecks, and increase run time.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023
Mining unit costs were higher in Q4 2023 compared to Q4 2022, reflecting higher mining contractor rates. Process unit costs were higher in the three months and year ended December 31, 2023 compared to the same periods in 2022 as crush and agglomeration processing only commenced at the end of Q2 2022; run-of-mine (“ROM”) does not include the cost of crushing and agglomerating the ore and is therefore a lower unit cost per tonne. Additionally, the proportion of material crushed increased compared to the prior year.
Cash costs per oz sold were higher in the three months and year ended December 31, 2023 compared to the same periods in 2022, driven by an increase in total process costs as more ore tonnes were stacked using the higher cost crush and agglomeration process. AISC per oz sold increased for the three months and year ended December 31, 2023 compared to the same periods in 2022 due to the increases in mining and processing costs described above. Cash costs and AISC per oz sold in Q4 2023 were also affected by a $3.4 million ($562 per oz sold) write-down of inventories to net realizable value (“NRV”), driven by an adjustment in the number of recoverable ounces in heap leach inventory as a result of a revised density estimate of ore stacked on the leach pad.
Sustaining capital expenditures for the three months and year ended December 31, 2023 were $2.9 million and $3.2 million, respectively. Non-sustaining expenditures for the three months and year ended December 31, 2023 were $1.3 million and $8.8 million, respectively, primarily related to Phase 2 permitting and engineering.
For production, Castle Mountain did not achieve 2023 Guidance, with production of 20,837 ounces compared to production guidance of 25,000 to 30,000 ounces of gold, partly because the crusher did not achieve the anticipated throughput levels and therefore the overall recovery improvements expected by crushing the ore were not fully realized. Castle Mountain did achieve 2023 Guidance for costs with cash costs of $1,531 per oz compared to guidance of $1,765 to $1,850 per oz and AISC of $1,899 per oz compared to guidance of $1,865 to $1,950 per oz.
Exploration and Development
Exploration drilling at Castle Mountain during the Quarter included 10,933 m of RC drilling, bringing the total to 19,374 m for the year. The 2023 infill drill program was primarily designed to increase drilling density within the South Overburden and JSLA dumps to better support mining of the mineralized material. One small, in-situ target named ‘Green and Gold’ was tested, with 937 m of RC drilling as part of the program. A surface exploration program of geological mapping and channel sampling is expected to continue into 2024, with the primary goal to sample previously identified mineralization exposed on surface so those data can be used in future Mineral Resource estimation. Exploration expenditures at Castle Mountain for the three months and year ended December 31, 2023 were $2.1 million and $4.0 million, respectively.
Outlook
Castle Mountain production guidance for 2024 is 30,000 to 35,000 ounces of gold, with cash costs of $2,045 to $2,145 per oz and AISC of $2,125 to $2,200 per oz.
Costs at Castle Mountain are expected to remain elevated as a result of modifications to the crushing and agglomerating circuit to improve ore permeability and gold production. Budgeted sustaining expenditures at Castle Mountain in 2024 include $3 million of sustaining capital for a variety of equipment upgrades. The Company is advancing plans for a Phase 2 expansion at Castle Mountain, as discussed in the Development Projects section. Budgeted non-sustaining expenditures of $4 million include engineering and permitting work.
Production and cost guidance for the Castle Mountain Mine is subject to change pending completion of an internal evaluation of the Phase 1 operation. The mine is currently operating as a small “phase 1” project designed to process mineralized material deposited in the open pits during prior mining operations while permitting and engineering for the Phase 2 expansion to more than 200,000 ounces of gold production per year is being advanced. As this permitting process is expected to continue into fiscal 2026, the Company is evaluating the Phase 1 operation to ensure appropriate allocation and preservation of capital, which could result in reduced operations-related activities and gold production from Castle Mountain Phase 1 through the permitting period.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023
Los Filos Gold Mine, Guerrero, Mexico
Los Filos is located in Guerrero State, Mexico, and commenced production in 2008. Mining operations in 2023 involved three open pits (Los Filos, Bermejal and Guadalupe) and two underground mines (Los Filos and Bermejal). In February 2023, operations at Bermejal underground were suspended to defer development capital while the Company advances plans to improve productivity and reduce costs. Crushed and ROM ore from the various deposits is processed by heap leaching.
Operating and financial results for the three months and year ended December 31, 2023

		Three months ended			Year ended
Operating data	Unit	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Ore mined - open pit	kt	1,307	2,169	3,924	9,092	8,258
Waste mined - open pit	kt	7,411	8,981	9,083	39,789	50,361
Open pit strip ratio	w:o	5.67	4.14	2.31	4.38	6.10
Average open pit gold grade	g/t	1.21	0.54	0.87	0.86	0.78
Ore mined - underground	kt	125	103	134	461	561
Average underground gold grade	g/t	3.26	3.01	3.09	3.22	3.04
Tonnes processed	kt	1,488	2,357	4,018	9,702	8,854
Gold produced	oz	42,210	39,455	40,003	159,071	133,723
Gold sold	oz	39,474	39,817	39,290	157,586	132,172
Financial data
Revenue(2)	M$	78.2	76.1	68.3	305.0	237.0
Cash costs(1)	M$	65.2	74.2	54.6	260.8	252.7
Sustaining capital(1)	M$	16.1	7.9	5.3	33.8	20.7
Sustaining lease payments	M$	—	—	0.1	0.2	0.1
Reclamation expenses	M$	0.7	0.8	0.6	3.0	2.8
Total AISC(1)	M$	82.0	82.9	60.7	297.9	276.3
AISC contribution margin(1)	M$	(3.8)	(6.8)	7.6	7.1	(39.3)
Care and maintenance	M$	—	—	—	0.3	—
Non-sustaining expenditures	M$	0.2	0.2	3.9	0.7	42.5
Unit analysis
Realized gold price per oz sold	$/oz	1,982	1,911	1,733	1,935	1,793
Cash costs per oz sold(1)	$/oz	1,651	1,863	1,389	1,655	1,912
AISC per oz sold(1)	$/oz	2,078	2,082	1,544	1,890	2,090
Mining cost per tonne mined - open pit	$/t	2.65	2.20	1.96	2.08	1.73
Mining cost per tonne mined - underground	$/t	110.34	124.19	117.88	117.81	111.42
Processing cost per tonne processed	$/t	17.80	10.20	5.52	10.14	9.05
G&A cost per tonne processed	$/t	7.54	4.15	1.67	4.02	3.32
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q4 2023 Analysis
Production
In Q4 2023, ounces produced were 6% higher at a 35% higher AISC per oz sold compared to Q4 2022. For the year ended December 31, 2023, ounces produced were 19% higher at a 10% lower AISC per oz sold compared to the comparative period in 2022. In Q4 2023, ounces sold were in line with Q4 2022 and the average realized gold price was 14% higher compared to Q4 2022. For the year ended December 31, 2023, ounces sold were 19% higher and the average realized gold price was 8% higher compared to the comparative period in 2022.
Production increased in the three months and year ended December 31, 2023 compared to the same periods in 2022 due to an increase in ore mined in the first nine months of the year compared to the prior year.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023
Notwithstanding the increase in production in 2023, recovery and gold production for the year was impacted by solution management issues and some ore that had a high copper content. Stacked ounces are normally substantially recovered within the first 60 days of leaching. However, ore with a high copper content requires a higher concentration of cyanide to leach the gold and has a longer recovery period. The recovery curve for the affected ounces was extended, resulting in the build-up of work-in-process inventory during Q2 2023; however, recovery of ounces built up in inventory accelerated during the latter half of 2023 and continues into 2024.
Open pit mining unit costs in the three months and year ended December 31, 2023 increased compared to the same periods in 2022 due to the increased length of hauls due to mining deeper in the pits, as well as increased maintenance activity as the mine implemented a program to catch up on maintenance backlogs. Underground mining unit costs in Q4 2023 were lower compared to Q4 2022 due to ongoing optimization efforts. Underground mining unit costs for the year ended December 31, 2023 were higher compared to the same period in 2022 due to demobilization costs incurred for the temporary suspension of mining and development activities at the Bermejal underground in February 2023. Processing unit costs increased for the three months and year ended December 31, 2023 compared to the same periods in 2022 due to fewer ore tonnes being placed in Q4 2023, while total processing costs in 2023 increased due to stacking higher ore volumes and using additional reagents to improve recoveries in the second half of 2023.
For Q4 2023, AISC per oz sold was higher than Q4 2022 due to mine sequencing, with Q4 2022 having a higher proportion of ore tonnes and ounces placed, resulting in lower average unit costs. Cash costs were also negatively impacted by a strengthening of the MXN compared to the USD. Additionally, Q4 2023 sustaining spend was higher than Q4 2022 due to both timing and increased spend in 2023 partially related to stripping of a pushback in the Los Filos open pit. AISC per oz sold was lower for the year ended December 31, 2023 compared to the same period in 2022 primarily due to the increase in ounces produced in 2023. For the year ended December 31, 2023, AISC was impacted by a $16.4 million ($104 per oz sold) write-down of inventories to NRV incurred in Q1 2023 through Q3 2023, driven by the impact of continued elevated costs and lower gold grades associated with the Los Filos uncrushed ore leach pad. By comparison, for the year ended December 31, 2022, AISC was impacted by a $43.1 million ($326 per oz sold) write-down of inventories to NRV, respectively, driven by the higher average strip ratio, lower-than-expected ore grade from Guadalupe open pit and inflationary pressures on consumables.
Sustaining capital expenditures for the three months and year ended December 31, 2023 were $16.1 million and $33.8 million, respectively, primarily related to Guadalupe and Los Filos open pit capitalized stripping and Los Filos underground development. Non-sustaining expenditures for the three months and year ended December 31, 2023 were $0.2 million and $0.7 million.
For production, Los Filos was marginally under 2023 Guidance, with production of 159,071 ounces of gold compared to production guidance of 160,000 to 180,000 ounces. For costs, Los Filos was marginally over 2023 Guidance with cash costs of $1,655 per oz compared to guidance of $1,460 to $1,620 per oz and AISC of $1,890 per oz compared to guidance of $1,680 to $1,865 per oz. The 2023 Guidance considered a MXN:USD foreign exchange rate of 19.00:1, whereas the average rate for 2023 was 17.7:1, resulting in a 7% negative impact on spend denominated in MXN.
Exploration and Development
Exploration drilling at Los Filos was carried out during Q4 2023 as planned and included 4,022 m of infill core drilling. The 2023 program focused on the Los Filos open pit area and specifically on the potential conversion of inferred resource material within the short-term mine plan. In addition to the drill program, a major core re-logging exercise was on-going and an additional 19,996 m of previously unsampled historical core was sampled. Exploration expenditures at Los Filos for the three months and year ended December 31, 2023 were $1.4 million and $3.3 million, respectively.
Outlook
Los Filos production guidance for 2024 is 155,000 to 175,000 ounces of gold, with cash costs of $1,785 to $1,885 per oz and AISC of $2,090 to $2,190 per oz.
Budgeted sustaining expenditures at Los Filos of $50 million in 2024 include $15 million for Bermejal open pit development, $8 million for Los Filos open pit development, $5 million for Guadalupe open pit development, $3 million for Los Filos North underground development, $7 million for processing equipment and $5 million for exploration. There were no non-sustaining expenditures budgeted for Los Filos in 2024.
Currently, Los Filos operates as an open pit and underground mining operation with all ore being processed on a heap leach facility. To ensure the long-term viability of the mine and maximize the value of the gold endowment at Los Filos, a CIL plant is needed to increase gold recovery from higher-grade ore from both underground and open pit deposits.
Cost and production guidance for Los Filos is subject to the successful execution of new social and land access agreements with local community stakeholders and landowners. These new agreements are necessary to help ensure the long-term economic and investment viability of the mine, including the addition of a new 10,000 tpd CIL processing plant. If the Company is unable to satisfactorily complete these agreements, the Company will re-evaluate the current operation and may elect to suspend operations, indefinitely or until such time as new agreements are in place. Accordingly, Los Filos production and cost guidance for 2024 is subject to change.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023
Aurizona Gold Mine, Maranhão, Brazil
Aurizona is an open pit gold mine located in northeastern Brazil. Aurizona commenced production in July 2019 and mining is currently from the Piaba and Piaba East open pits with ore being processed in a CIL process plant. The Company is advancing permitting, exploration and studies related to an expansion that is expected to extend the mine life and increase annual gold production with development of an underground mine and satellite open pit deposits that would operate concurrently with the existing open pit mine.
Operating and financial results for the three months and year ended December 31, 2023

		Three months ended			Year ended
Operating data	Unit	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Ore mined	kt	1,453	1,158	1,231	3,750	3,222
Waste mined	kt	5,347	7,992	7,024	20,805	20,578
Open pit strip ratio	w:o	3.68	6.90	5.71	5.55	6.39
Tonnes processed	kt	812	880	770	3,390	3,167
Average gold grade processed	g/t	1.44	1.27	1.47	1.22	1.09
Recovery	%	90.1	89.2	92.5	90.3	91.8
Gold produced	oz	34,104	32,185	33,810	120,626	102,368
Gold sold	oz	33,638	31,247	33,244	120,164	102,282
Financial data
Revenue(2)	M$	65.9	60.2	57.6	233.3	183.1
Cash costs(1)	M$	30.7	31.0	25.9	128.3	107.0
Sustaining capital(1)	M$	11.6	14.8	18.1	41.6	44.6
Sustaining lease payments	M$	0.5	0.5	0.3	1.9	1.0
Reclamation expenses	M$	0.4	0.4	0.3	1.3	1.1
Total AISC(1)	M$	43.2	46.7	44.6	173.1	153.7
AISC contribution margin(1)	M$	22.8	13.5	12.9	60.2	29.5
Non-sustaining expenditures	M$	3.5	1.9	3.5	8.3	7.4
Unit analysis
Realized gold price per oz sold	$/oz	1,960	1,926	1,731	1,941	1,790
Cash costs per oz sold(1)	$/oz	913	991	780	1,068	1,046
AISC per oz sold(1)	$/oz	1,283	1,492	1,343	1,440	1,503
Mining cost per tonne mined	$/t	3.32	2.78	2.25	3.17	2.43
Processing cost per tonne processed	$/t	12.68	11.63	13.01	12.24	12.43
G&A cost per tonne processed	$/t	5.30	5.84	4.60	5.16	4.39
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q4 2023 Analysis
Production
In Q4 2023, ounces produced were 1% higher at a 4% lower AISC per oz sold compared to Q4 2022. For the year ended December 31, 2023, ounces produced were 18% higher at a 4% lower AISC per oz sold compared to the same period in 2022. In Q4 2023, ounces sold were 1% higher and the average realized gold price was 13% higher compared to Q4 2022. For the year ended December 31, 2023, ounces sold were 17% higher and the average realized gold price was 8% higher compared to the same period in 2022.
Production was higher in the three months and year ended December 31, 2023 compared to the same periods in 2022 due to increased ore processed and better access to higher-grade ore benches of the main pit during the year. An additional mining contractor was engaged in 2023 to increase waste stripping and improve ore access for the primary mine contractor.
Mining unit costs were higher in the three months and year ended December 31, 2023 compared to the same periods in 2022 primarily due to the impact of a contract renewal with the current mining contractor. In addition, a second contractor with smaller trucks was engaged in 2023 to maintain waste movement during the rainy season, which also increased average mining unit costs. Processing unit costs were lower in the three months and year ended December 31, 2023 compared to the same periods in 2022 reflecting higher volumes of ore processed in 2023.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023
AISC per oz sold was lower in the three months and year ended December 31, 2023 compared to the same periods in 2022, reflecting higher gold production, offset partially by higher cash costs per oz sold, which were affected by a strengthening of the BRL compared to the USD. Cash costs per oz sold were higher in the three months and year ended December 31, 2023 compared to the same periods in 2022 due to the impact of mining deeper with longer hauls in the Piaba pit.
Sustaining capital expenditures for the three months and year ended December 31, 2023 were $11.6 million and $41.6 million, respectively, primarily related to capitalized stripping and construction of a new tailings storage facility (“TSF”). Non-sustaining expenditures for the three months and year ended December 31, 2023 were $3.5 million and $8.3 million, respectively, primarily related to engineering studies for the portal and decline for underground development and drilling.
For production, Aurizona achieved 2023 Guidance, with production of 120,626 ounces compared to production guidance of 120,000 to 130,000 ounces of gold. For costs, Aurizona achieved 2023 Guidance with cash costs of $1,068 per oz compared to guidance of $1,065 to $1,130 per oz and AISC of $1,440 per oz compared to guidance of $1,410 to $1,500 per oz.
Exploration and Development
Exploration drilling activities continued through to the end of 2023, with the primary focus being resource delineation of the western extension of the Tatajuba deposit, as well as continued testing of high potential regional targets. A total of 3,756 m of core drilling was completed during the Quarter at and proximal to the Tatajuba deposit, bringing the totals for the year to 3,616 m of RC drilling and 4,014 of core drilling. Regional exploration during the Quarter included a total of 2,605 m of core drilling, bringing the total for the year to 3,729 m of core and 1,996 m of RC drilling. Exploration expenditures at Aurizona for the three months and year ended December 31, 2023 were $3.5 million and $6.0 million, respectively.
Outlook
Aurizona production guidance for 2024 is 110,000 to 120,000 ounces of gold, with cash costs of $1,070 to $1,170 per oz and AISC of $1,575 to $1,675 per oz.
Budgeted sustaining expenditures at Aurizona of $58 million in 2024 include $35 million in capitalized stripping and $16 million for TSF expansion. Budgeted non-sustaining expenditures at Aurizona of $11 million in 2024 primarily relate to underground infrastructure and development.
The Company is advancing plans for an expansion at Aurizona, as discussed in the Development Projects section.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023
Fazenda Gold Mine, Bahia, Brazil
Fazenda is located in Bahia State, Brazil and has been in operation since 1984. Fazenda is primarily an underground operation complemented with production from several small open pits.
Operating and financial results for the three months and year ended December 31, 2023

		Three months ended			Year ended
Operating data	Unit	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Ore mined - open pit	kt	118	151	198	554	566
Waste mined - open pit	kt	989	1,134	1,193	5,168	3,401
Open pit strip ratio	w:o	8.36	7.49	6.03	9.34	6.01
Average open pit gold grade	g/t	1.18	1.30	1.78	1.37	1.60
Ore mined - underground	kt	262	212	211	854	979
Average underground gold grade	g/t	1.88	1.93	1.73	1.78	1.44
Ore mined - total	kt	380	363	409	1,407	1,545
Tonnes processed	kt	369	364	383	1,429	1,426
Average gold grade processed	g/t	1.68	1.67	1.82	1.61	1.58
Recovery	%	89.7	90.3	92.9	90.2	91.7
Gold produced	oz	17,708	17,503	20,304	66,375	65,641
Gold sold	oz	17,273	17,434	20,122	66,120	65,488
Financial data
Revenue(2)	M$	34.1	33.4	34.7	127.8	116.2
Cash costs(1)	M$	21.3	21.6	18.4	81.3	67.5
Sustaining capital(1)	M$	5.5	2.7	0.6	12.2	9.0
Sustaining lease payments	M$	0.4	0.4	0.7	1.5	1.1
Reclamation expenses	M$	0.2	0.2	0.6	0.7	2.0
Total AISC(1)	M$	27.4	24.9	20.3	95.7	79.6
AISC contribution margin(1)	M$	6.7	8.5	14.5	32.0	36.7
Non-sustaining expenditures	M$	2.8	3.4	5.1	10.9	7.6
Unit analysis
Realized gold price per oz sold	$/oz	1,977	1,916	1,725	1,932	1,775
Cash costs per oz sold(1)	$/oz	1,234	1,239	914	1,230	1,030
AISC per oz sold(1)	$/oz	1,588	1,431	1,005	1,448	1,215
Mining cost per tonne mined - open pit	$/t	2.39	2.78	2.23	2.45	2.09
Mining cost per tonne mined - underground	$/t	33.58	34.30	29.81	33.41	26.86
Processing cost per tonne processed	$/t	14.06	15.07	13.41	14.49	13.70
G&A cost per tonne processed	$/t	7.69	6.31	5.81	6.75	5.26
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q4 2023 Analysis
Production
In Q4 2023, ounces produced were 13% lower at a 58% higher AISC per oz sold compared to Q4 2022. For the year ended December 31, 2023, ounces produced were 1% higher at a 19% higher AISC per oz sold compared to the same period in 2022. In Q4 2023, ounces sold were 14% lower and the average realized gold price was 15% higher compared to Q4 2022. For the year ended December 31, 2023, ounces sold were 1% higher and the average realized gold price was 9% higher compared to the same period in 2022.
Production was lower in Q4 2023 compared to Q4 2022 mainly due to lower grades from open pit mining driven by mine sequencing, as well as processing fewer tonnes at lower recoveries. Production was higher for the year ended December 31, 2023 compared to the same period in 2022 primarily due to an increase in the average underground gold grade.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023
Open pit mining unit costs were higher in the three months and year ended December 31, 2023 compared to the same periods in 2022 due to an annual contract adjustment with the mining contractor. Underground mining unit costs were higher in Q4 2023 compared to Q4 2022 as a result of increased equipment rentals which were used to increase ore tonnes mined and mitigate the impact of having less ore volume coming from open pit sources. Underground mining unit costs were higher in the year ended December 31, 2023 compared to the same period in 2022 due to fewer underground tonnes mined, resulting in an increase in fixed costs on a per unit basis. Processing unit costs were higher in the three months and year ended December 31, 2023 compared to the same periods in 2022, primarily due to maintenance and labour cost increases.
AISC per oz sold was higher in Q4 2023 compared to Q4 2022 primarily due to timing of capital expenditures related to underground development and capitalized stripping. AISC per oz sold was higher for the year ended December 31, 2023 compared to the same period in 2022 primarily due to higher cash cost per oz sold, which was driven by higher mining unit costs, as well as a strengthening of the BRL compared to the USD.
Sustaining capital expenditures for the three months and year ended December 31, 2023 were $5.5 million and $12.2 million, respectively, primarily related to underground development and capitalized stripping. Non-sustaining expenditures for the three months and year ended December 31, 2023 were $2.8 million and $10.9 million, respectively, primarily related to exploration drilling.
Fazenda’s production was higher than 2023 Guidance, with production of 66,375 ounces of gold compared to guidance of 60,000 to 65,000 ounces of gold. Fazenda did not achieve 2023 Guidance for costs, with cash costs of $1,230 per oz compared to guidance of $1,170 to $1,210 per oz and AISC of $1,448 per oz compared to guidance of $1,390 to $1,430 per oz.
Exploration and Development
During the Quarter, the Company drilled 14,553 m of core focused on mineral reserve replacement in the immediate underground mine area, bringing the year-to-date total to 53,947 m. An additional 11,270 m of RC drilling was completed by the end of Q2 2023, including 7,080 m on the Canto 2, Canto West and PPQ Gap brownfield targets and 4,190 m on the greenfield Barrocas SW target, which completed the planned surface exploration program for 2023. Exploration expenditures at Fazenda for the three months and year ended December 31, 2023 were $2.1 million and $8.7 million, respectively.
Outlook
Fazenda’s production guidance for 2024 is 65,000 to 70,000 ounces of gold, with cash costs of $1,195 to $1,295 per oz and AISC of $1,560 to $1,660 per oz.
Budgeted sustaining expenditures at Fazenda of $25 million in 2024 primarily relate to $6 million for underground development, $7 million for equipment acquisition and $5 million for exploration.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023
RDM Gold Mine, Minas Gerais, Brazil
RDM is located in Minas Gerais State, Brazil and commenced production in early 2014 as a conventional open-pit operation.
Operating and financial results for the three months and year ended December 31, 2023

		Three months ended			Year ended
Operating data	Unit	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Ore mined	kt	849	482	38	2,003	278
Waste mined	kt	1,891	2,492	404	9,197	8,916
Open pit strip ratio	w:o	2.23	5.17	10.51	4.59	32.05
Ore rehandled	kt	57	246	440	715	1,967
Tonnes processed	kt	684	665	549	2,400	2,192
Average gold grade processed	g/t	0.90	0.88	0.47	0.78	0.50
Recovery	%	88.1	84.8	84.7	87.2	86.3
Gold produced	oz	16,994	16,327	8,071	52,614	32,139
Gold sold	oz	17,177	15,987	8,216	52,092	32,433
Financial data
Revenue(2)	M$	34.0	30.7	14.2	101.4	57.8
Cash costs(1)	M$	18.8	18.2	9.0	62.4	45.8
Sustaining capital(1)	M$	3.3	3.7	3.1	11.2	7.8
Sustaining lease payments	M$	2.5	2.5	0.1	9.5	0.2
Reclamation expenses	M$	0.3	0.2	0.2	0.9	0.7
Total AISC(1)	M$	24.9	24.6	12.4	84.0	54.5
AISC contribution margin(1)	M$	9.1	6.0	1.9	17.4	3.3
Care and maintenance	M$	—	—	1.2	1.0	8.1
Non-sustaining expenditures	M$	—	—	—	—	22.7
Unit analysis
Realized gold price per oz sold	$/oz	1,980	1,920	1,731	1,946	1,782
Cash costs per oz sold(1)	$/oz	1,097	1,140	1,095	1,199	1,412
AISC per oz sold(1)	$/oz	1,453	1,547	1,499	1,612	1,681
Mining cost per tonne mined	$/t	2.88	2.31	2.05	2.28	2.73
Processing cost per tonne processed	$/t	12.18	11.77	10.47	12.18	13.02
G&A cost per tonne processed	$/t	3.62	2.83	2.79	3.35	3.12
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q4 2023 Analysis
Production
In Q4 2023, ounces produced were 111% higher at a 3% lower AISC per oz sold compared to Q4 2022. For the year ended December 31, 2023, ounces produced were 64% higher at a 4% lower AISC per oz sold compared to the same period in 2022. In Q4 2023, ounces sold were 109% higher and the average realized gold price was 14% higher compared to Q4 2022. For the year ended December 31, 2023, ounces sold were 61% higher and the average realized gold price was 9% higher compared to the same period in 2022.
During Q4 2023 RDM achieved its highest quarterly gold production since Q4 2020, driven by higher grades from the mining of in-situ ore and reduced reliance on processing low-grade ore stockpiles. Production increased in Q4 2023 compared to Q4 2022 due to a delay in receiving a license to process ore from additional stockpiles in Q4 2022. Production increased for the year ended December 31, 2023 compared to 2022 as, in 2022, production was impacted by limited access to high-grade ore in the pit due to the impact of pumping water from the TSF to the open pit to comply with regulatory requirements, and the temporary suspension of operations in mid-May 2022 as the result of a delay in receipt of permits for a scheduled TSF raise.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023
Mining unit costs were higher for Q4 2023 compared to Q4 2022 due to maintenance costs incurred with the mobile fleet. Mining unit costs were lower for the year ended December 31, 2023 compared to the prior period due to higher tonnes moved in 2023 and the impact of using a rental and owner fleet of equipment operated by company employees compared to using contract mining in 2022. Processing unit costs were higher for Q4 2023 compared to Q4 2022 due to more in-situ ore being processed, and lower for the year ended December 31, 2023 compared to the same period in 2022 mainly due to higher volumes of ore processed in 2023.
AISC per oz sold was lower for the three months and year ended December 31, 2023 compared to the same periods in 2022 primarily due to increased gold production driven by higher grades being mined as a result of the resumption of in-situ mining in 2023, offset partially by a strengthening of the BRL compared to the USD.
Sustaining capital expenditures for the three months and year ended December 31, 2023 were $3.3 million and $11.2 million, respectively, primarily related to TSF maintenance and capitalized stripping. Non-sustaining expenditures for the three months and year ended December 31, 2023 were nil.
For production, RDM achieved 2023 Guidance, with production of 52,614 ounces compared to production guidance of 50,000 to 60,000 ounces of gold. RDM’s costs were lower than 2023 Guidance with cash costs of $1,199 per oz compared to guidance of $1,460 to $1,620 per oz and AISC of $1,612 per oz compared to guidance of $1,685 to $1,870 per oz.
Exploration and Development
No exploration drilling occurred at RDM in 2023.
Outlook
RDM production guidance for 2024 is 50,000 to 60,000 ounces of gold, with cash costs of $1,260 to $1,360 per oz and AISC of $1,800 to $1,900 per oz.
Budgeted sustaining expenditures at RDM of $29 million in 2024 include $5 million for TSF costs and $22 million of equipment expenditures and rentals. Budgeted non-sustaining expenditures of $14 million in 2024 relate primarily to capitalized stripping.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023
Santa Luz Gold Mine, Bahia, Brazil
Santa Luz is an open pit gold mine located in Bahia State, Brazil. Santa Luz poured first gold on March 30, 2022 and achieved commercial production effective October 1, 2022.
Operating and financial results for the three months and year ended December 31, 2023

		Three months ended			Year ended
Operating data	Unit	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022(1)
Ore mined	kt	678	398	796	2,326	1,705
Waste mined	kt	1,323	1,535	3,632	8,303	16,065
Open pit strip ratio	w:o	1.95	3.86	4.56	3.57	9.42
Tonnes processed	kt	536	618	594	2,200	1,477
Average gold grade processed	g/t	1.17	1.26	1.33	1.25	1.31
Recovery	%	61.7	66.9	59.8	64.7	66.4
Gold produced	oz	12,044	15,332	14,680	57,182	37,625
Gold sold	oz	12,132	15,459	14,680	56,696	37,625
Financial data
Revenue(4)	M$	24.2	29.7	25.3	110.0	65.2
Cash costs(2)(3)	M$	25.4	25.4	37.0	95.3	66.3
Sustaining capital(2)	M$	3.3	2.5	3.3	7.2	3.3
Sustaining lease payments	M$	0.1	0.2	0.2	0.4	0.2
Reclamation expenses	M$	0.2	0.3	0.1	1.0	0.3
Total AISC(2)(3)	M$	29.0	28.4	40.6	103.9	70.1
AISC contribution margin(2)	M$	(4.8)	1.3	(15.3)	6.0	(4.8)
Care and maintenance	M$	—	—	—	—	0.6
Non-sustaining expenditures	M$	0.6	0.8	1.3	3.0	56.4
Unit analysis
Realized gold price per oz sold	$/oz	1,993	1,919	1,721	1,940	1,732
Cash costs per oz sold(2)(3)	$/oz	2,092	1,644	2,522	1,681	1,763
AISC per oz sold(2)(3)	$/oz	2,392	1,834	2,761	1,834	1,862
Mining cost per tonne mined	$/t	3.45	4.04	2.59	3.25	1.33
Processing cost per tonne processed	$/t	25.84	20.63	21.74	23.79	20.88
G&A cost per tonne processed	$/t	5.66	3.96	3.15	5.02	2.77
(1)Commercial production was achieved at the beginning of Q4 2022. Production in 2022 represents one full quarter of production and several months of ramp-up and commissioning.
(2)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(3)Consolidated cash cost per oz sold and AISC per oz sold for the year ended December 31, 2022 excludes Santa Luz results while the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.
(4)Revenue is reported net of silver revenue.
Q4 2023 Analysis
Production
In Q4 2023, ounces produced were 18% lower at a 13% lower AISC per oz sold compared to Q4 2022. In Q4 2023, ounces sold were 17% lower and the average realized gold price was 16% higher compared to Q4 2022.
Production in Q4 2023 was lower than Q4 2022 due to 10% lower ore processed and 12% lower grades, offset partially by 2% higher recoveries. In Q4 2023, challenges with the elution and electrowinning circuits were encountered, which had a negative impact on ore processed and recoveries for the Quarter. Actions to remediate the challenges encountered with the elution and electrowinning circuits were being completed during and subsequent to the Quarter. Additional process optimizations are underway with the objective of increasing recoveries and throughput.
Mining unit costs were higher in Q4 2023 compared to Q4 2022 as mining contractor unit costs are higher when mining at lower volumes. Processing unit costs in Q4 2023 were higher than Q4 2022 as Santa Luz encountered issues that reduced the volume of tonnes processed and incurred additional costs to remedy the operational issues.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023
AISC per oz sold for Q4 2023 was higher compared to Q4 2022 primarily due to lower production during the Quarter, as well as a strengthening of the BRL compared to the USD.
Sustaining capital expenditures for the three months and the year ended December 31, 2023 were $3.3 million and $7.2 million, respectively, primarily related to a TSF raise. Non-sustaining expenditures for the three months and year ended December 31, 2023 were $0.6 million and $3.0 million, respectively, primarily related to exploration.
For production, Santa Luz did not achieve 2023 Guidance, with production of 57,182 ounces compared to production guidance of 60,000 to 70,000 ounces of gold. Santa Luz did achieve 2023 Guidance for costs, with cash costs of $1,681 per oz compared to guidance of $1,535 to $1,695 per oz and AISC of $1,834 per oz compared to guidance of $1,775 to $1,950 per oz.
Exploration and Development
The 2023 surface exploration program at Santa Luz was completed in Q3 2023 and included 7,630 m of RC drilling and 2,064 m of core drilling. Drilling focused on the near-mine Mansinha South deposit and three regional targets. Ongoing exploration activities include a regional geological mapping and prospecting campaign. Exploration expenditures at Santa Luz for the three months and the year ended December 31, 2023 were $0.6 million and $3.0 million, respectively.
Outlook
The focus at Santa Luz in 2024 is on improving steady state plant throughput at design capacity to 2.5 million tonnes per year, and increasing recoveries, with the objective of achieving recoveries of 73% or more for the second half of 2024.
Santa Luz production guidance for 2024 is 70,000 to 80,000 ounces of gold, with cash costs of $1,495 to $1,595 per oz and AISC of $1,720 to $1,820 per oz.
Budgeted sustaining expenditures at Santa Luz of $17 million in 2024 relate primarily to a $7 million TSF raise. Budgeted non-sustaining expenditures of $4 million in 2024 relate primarily to exploration.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

DEVELOPMENT PROJECTS
Greenstone Project, Ontario, Canada
Greenstone is being advanced in a 60/40 partnership between Equinox Gold and Orion Mine Finance Group (“Orion”) through their respective interests in Greenstone Gold Mine GP Inc., which manages the project. The Company acquired a 50% interest in Greenstone in April 2021, and subsequently purchased an additional 10% interest from Orion to bring its total interest in the project to 60%. Greenstone will be an open-pit mine with the expectation of producing more than 5 million ounces of gold over an initial 14-year mine life. Gold production for the first five years of operations is estimated at more than 400,000 ounces annually with life-of-mine production expected to average 360,000 ounces annually, with 60% attributable to Equinox Gold.
On October 27, 2021, Equinox Gold announced groundbreaking for full-scale construction of Greenstone with a construction budget of US$1,225 million (100% basis) (at a rate of USD:CAD 1.25). Construction is being funded on a pro rata basis with Equinox Gold funding 60% and Orion funding 40%.
2023 Update and Outlook
During Q1 2023, the last of the plant site buildings were enclosed and heated as planned. Installation of the two ball mills commenced on schedule and most major equipment had arrived on site. Work on the TSF continued to progress and water was diverted through the new Goldfield Creek Diversion. The sewage treatment plant, potable water treatment plant, pit fuel station and site-mixed emulsion plant were released to the operations team. Three additional CAT 793F haul trucks, one Komatsu PC5500 shovel and one Komatsu D375A-8 bulldozer were commissioned during Q1 2023. Ramp-up of operational readiness activities was underway, and mine pre-production activities have been operating 24/7 since Q4 2022.
During Q2 2023, mechanical, piping and electrical teams ramped up at site. The crusher retaining wall was completed, paving started on the new highway realignment ahead of schedule, the demolition of the old Ministry of Transport patrol yard was completed and the natural gas pipeline to site was commissioned. In addition, the truck shop was released to the operations team and the first two pit viper 235 drill rigs and the eighth CAT 793F haul truck were commissioned.
During Q3 2023, the realigned portion of Highway 11 was opened to traffic, ahead of schedule, and the power plant was commissioned. In the process plant, both ball mills were mechanically complete, crushing, reclaim and high-pressure grinding rolls were substantially complete, the conveyors were installed and belt installation was underway. Pre-commissioning activities in the process plant commenced and hydrotesting of leach tanks was underway. Work continued to advance on the TSF and the tailings and reclaim water pipeline corridor.
During Q4 2023, the TSF was completed and handed over to the operations team, and the site was transitioned from grid power to the power plant. Process plant installations were effectively completed and ramp-down of the construction labour force commenced during the Quarter. Commissioning of the compressed air system, process water distribution systems and the ore storage dome was completed during the Quarter, while wet commissioning progressed on the crusher circuit, ball mills, high-pressure grinding rolls, thickener, leach tanks and CIP tanks. As of December 31, 2023, the mine had moved 18.7 million tonnes of material, with approximately 1 million tonnes of ore stockpiled, exceeding the 800,000 tonnes planned for start-up. Ramp-up of the mining fleet was on schedule at the end of 2023, with 14 CAT 793F trucks, two Epiroc D65 drills, two Epiroc Pit Viper 235 drills, two Komatsu PC5500 shovels and four Komatsu D375A-8 bulldozers in service. Plant operational readiness activities continued to progress on schedule, with a focus on hiring, procedures, systems implementation, procurement activities to support start up, and workforce training. All key operations positions have been filled and hiring is tracking to plan, with over 370 operations personnel hired at the date of this MD&A.
At the end of Q4 2023, $1,210 million (99%) of the $1,225 million construction budget had been spent (100% basis). The Company’s share was $74 million during the Quarter, $338 million year to date and $726 million project to date, which excludes capitalized interest and other non-cash amounts capitalized. The Company capitalized interest of $14 million during the Quarter, $46 million year to date and $61 million project to date.
At December 31, 2023, construction was effectively complete and initial commissioning had commenced. All other site facilities, including the TSF, had been completed and handed over to the operations team by year end.
The operations team expects to complete the assembly and commissioning of one additional Komatsu PC5500 shovel and one Komatsu L1850 wheel loader during Q1 2024. Commissioning activities are expected to continue through Q1 2024. Plant operational readiness activities are progressing well, with hot commissioning of the crushing and ore storage dome complete, and wet commissioning of the mills advancing.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

DEVELOPMENT PROJECTS (CONTINUED)
Los Filos Expansion, Guerrero, Mexico
2023 Update and Outlook
On October 19, 2022, the Company released the results of an updated feasibility study for a potential expansion. While the economic and production estimates outlined in the feasibility study are predicated on construction of the CIL plant commencing in 2023, Equinox Gold has not made a construction decision at this time. Any decision to proceed with the Los Filos expansion will be made considering the operating stability in the region, the Company’s ability to successfully renegotiate existing land access agreements, market conditions, and availability and cost of capital. The Los Filos team focused on implementation of operational improvements, advancing community dialogue, and an organizational restructuring in 2023.
Castle Mountain Expansion, California, USA
In March 2021, the Company announced the results of the feasibility study for a Phase 2 expansion at Castle Mountain. The current operation consists of placing 12,700 tonnes per day of ROM and crushed ore on a heap leach facility. Phase 2 is expected to increase production to an average of 218,000 ounces per year for 14 years followed by leach pad rinsing to recover residual gold. Life-of-mine production including Phase 1 operations and end of mine life rinsing is estimated at 3.4 million ounces of gold over a 21-year mine life. On a standalone basis, Phase 2 is expected to produce 3.2 million ounces of gold with AISC in the lower industry quartile.
2023 Update and Outlook
The Company continued to advance optimization work on the processing circuit and continued work on Front End Engineering Design (“FEED”) in 2023. While Phase 2 is expected to operate within the existing approved mine boundary, the changes to previously analyzed impacts, such as increased land disturbance within the mine boundary and increased water use, require modification to the Company’s approved Mine and Reclamation Plan (“Plan”) for the project. The Plan amendment application was submitted to the lead agencies (San Bernardino County and U.S. Bureau of Land Management (BLM)) in March 2022. The lead agencies reviewed Plan completeness in early 2023 and the BLM requested minor Plan changes, which were resubmitted for final BLM review in Q3 2023. The Company anticipates the BLM will determine the Plan complete during Q1 2024 following its review and then enter into a Memorandum of Understanding with the County and Castle Mountain to conduct an Environmental Impact Statement (“EIS”) for the Phase 2 expansion. The Company anticipates the draft EIS stage of formal environmental analysis to occur throughout 2024 and 2025.
Aurizona Expansion, Brazil
The Company sees potential to extend the Aurizona mine life to more than 10 years and increase annual production through development of a new underground mine and satellite open pit deposits. The underground mine would operate concurrently with the existing open pit until the pit is fully mined out; afterwards, the satellite open pits would be mined concurrently with the underground mine.
2023 Update and Outlook
In 2023, the Company advanced engineering studies for the addition of an underground mine at Piaba. Initial assessments indicate the potential for a long-life underground mine at Aurizona. The Company has determined more work is warranted prior to completion of a feasibility study and is currently focused on planning for construction of a portal and underground decline to commence in 2024 that would allow for bulk sampling and underground drilling. The portal and underground development would be sized to ultimately be useable as a production decline for underground operations.

HEALTH, SAFETY AND ENVIRONMENT
Health & Safety
Equinox Gold had three lost-time injuries during the Quarter. The Company’s Lost-time Injury Frequency Rate (“LTIFR”) was 0.34 per million hours worked for the 12-month rolling period (0.58 for the Quarter), compared to the target of 0.63 per million hours worked for calendar year 2023. Four of the Company’s mine sites had no lost-time injuries during 2023. The Company’s TRIFR, which is a measure of all injuries that require the attention of medically trained personnel, was 1.47 per million hours worked for the 12-month rolling period (1.35 for the Quarter), compared to the target of 3.25 per million hours worked for calendar year 2023.
After more than five years with no fatalities, Equinox Gold had a fatality in June 2023. The incident occurred during work on the Santa Luz TSF; no other personnel were injured. A site-wide safety stop took place and Santa Luz held three full days of safety refresher training for its workforce before restarting operations. An investigation to determine the cause of the incident was performed, and the learnings were shared across the organization.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

HEALTH, SAFETY AND ENVIRONMENT (CONTINUED)
Environment
The Company’s SEIFR was 0.29 per million hours worked for the 12-month rolling period (0.00 for the Quarter) compared to the target of 1.40 per million hours worked for calendar year 2023. During the three months and year ended December 31, 2023, there were zero and six significant environmental incidents, respectively, as defined by the Company’s environmental standards.

COMMUNITY DEVELOPMENT AND ESG REPORTING
Community Engagement and Development
Equinox Gold seeks to engage in early, frequent and transparent dialogue with stakeholders as a means to build trust and provide a space for collaboration and long-term commitment. At all operations, dedicated community engagement teams seek feedback from local communities and stakeholders so that collaborative solutions to concerns can be implemented.
During the Quarter, key indigenous and community engagement activities and events included the following:
In Canada, Greenstone provided the municipal authorities a site tour of the Effluent Treatment Plant and provided an explanation of water management at site. Greenstone also hosted officials and staff members of the Métis Nation of Ontario for a comprehensive site tour. In November 2023, the Community Sustainability Committee met with Greenstone’s Health and Safety Superintendent to learn about health and safety initiatives on site and have a project update.
In Brazil, all sites continued the implementation of community programs that support education, sports, culture and skills training, and the VoluntEQX program that encourages and supports the Company’s Brazil employees to volunteer in local communities. Aurizona organized a skills development program for basic computer skills and also held workshops as part of the “Young Agents for the Environment” program. The site also held a workshop about tailings dam safety and community roads transit safety. To raise health and safety awareness, Fazenda held health campaigns in the Canto and Fazenda Brasileiro communities. RDM organized a tailings dam safety workshop and conducted a scoping and training project for community associations. Santa Luz donated recycling materials to local non-profit associations and launched a program to support the development of small local businesses and their integration to the mining industry supply chain.
In Mexico, Los Filos started a community dialogue process to discuss the potential life of mine plan, continued the construction of the Carrizalillo healthcare center with a local contractor, and supported projects, such as mezcal production in Xochipala.
In the USA, Castle Mountain supported the Mojave Desert Land Trust and the Mojave Desert Heritage & Cultural Association with donations. In partnership with the U.S. BLM and the non-profit Friends of Avi Kwa Ame National Monument, Castle Mountain organized the 2nd Annual Cactus Donation Event, where it showcased the mine’s high standards for environmental stewardship and for post-mining reclamation and revegetation.
ESG Reporting
During Q4 2023, the Company continued working on the 2023 ESG reporting cycle, which includes increasing the automation of site-level data collection. The Company also conducted a double materiality assessment to assist in identifying and prioritizing the most significant ESG issues according to the likelihood and severity of their potential impacts on the Company’s financial value, as well as their impacts on the economy, the environment and society.
In December 2023, the Company received its S&P Global Corporate Sustainability Assessment score, achieving a score of 46 out of 100, a 28% improvement compared to the 2022 score.
In July 2023, the Company successfully submitted greenhouse gas emissions data to the CDP (formerly the Carbon Disclosure Project). In the same month, the Company published its inaugural 2022 Water Stewardship Report, which is aligned with the International Council on Mining and Metals Water Stewardship Framework.
In May 2023, the Company published its 2022 ESG Report and data tables in line with the reporting frameworks of the Global Reporting Initiative (GRI) and the Sustainability Accounting Standards Board (SASB). Spanish and Portuguese versions of this report are also available on the Company’s website.
In February 2023, the Company published its first Climate Action Report aligned with the Task Force on Climate-related Financial Disclosures framework, which outlines the Company’s target of achieving a 25% reduction in Scope 1 and Scope 2 greenhouse gas emissions by 2030 compared to “business-as-usual” forecast emissions in 2030 if no intervention measures were taken.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

CORPORATE
Convertible Note Issuance
On September 21, 2023, the Company issued the 2023 Convertible Notes on a bought deal private placement basis. The Company received net proceeds of $165.1 million, net of transaction costs of $7.4 million. The 2023 Convertible Notes mature on October 15, 2028 and bear interest at 4.75% per annum, payable semi-annually in arrears on April 15 and October 15 of each year beginning April 15, 2024, and are convertible at $6.30 per share. On October 3, 2023, the Company repaid $166.0 million of the Revolving Facility with proceeds from the 2023 Convertible Notes.
Board of Directors Change
Effective October 31, 2023, Francois Bellemare resigned from the Company’s Board of Directors. Mr. Bellemare was the director nominee of MDC Industry Holding Company LLC (“MDCI”) under its investors rights and governance agreement with the Company dated April 11, 2019, as amended. MDCI nominated Fraz Siddiqui as its nominee and Mr. Siddiqui was appointed as a non-independent director of the Company effective October 31, 2023, to fill the vacancy created by the resignation of Mr. Bellemare.
At-the-Market Equity Offering Program
For the three months ended December 31, 2023, the Company issued 5.0 million common shares under its at-the-market equity offering program (“ATM Program”) at a weighted average share price of $5.01 per common share for total gross proceeds of $24.9 million. For the year ended December 31, 2023, the Company issued 9.3 million common shares under the ATM Program at a weighted average share price of $4.48 per common share for total gross proceeds of $41.8 million. The Company may sell up to $100 million of its common shares under the ATM Program, of which $50 million remained available for issuance at December 31, 2023.
Gold Prepay and Gold Purchase and Sale Arrangements
On March 24, 2023, the Company entered into a gold sale prepay arrangement (the “Gold Prepay”) with a syndicate of its existing lenders whereby the Company received net proceeds of $139.5 million in exchange for delivering 3,605 ounces of gold per month from October 1, 2024 through July 1, 2026 (the “Delivery Period”) for a total of 79,310 ounces. On June 23, 2023, the Company entered into an additional gold sale prepay transaction with an existing lender whereby the Company received an upfront cash prepayment of $9.9 million in exchange for delivering to the lender 264 ounces of gold per month during the Delivery Period for a total of 5,797 ounces. These transactions are referred to collectively as the “Gold Prepay Transactions”. Gold deliveries can be settled by production from any of the Company’s operating mines and the Gold Prepay Transactions can be settled prior to maturity through accelerated delivery of the remaining deliverable gold ounces.
Of the total cash prepayments of $150.0 million, $90.1 million was made on a fixed price basis of $2,170 per ounce of gold. The remaining $59.9 million of cash prepayments was made on a spot price basis, whereby if the spot price on delivery of the gold ounces exceeds or is less than $2,170 per ounce with respect to $50.0 million of the prepayments and $2,109 per ounce with respect to $9.9 million of the prepayments (the “Fixed Amount”), the Company will receive or pay in cash the difference between the spot price and the Fixed Amount, respectively, with a corresponding adjustment to revenue when the gold is delivered. On March 24, 2023 and June 23, 2023, concurrent with execution of the Gold Prepay Transactions, the Company entered into financial swap agreements for gold bullion whereby the Company will receive $2,170 and $2,109 per ounce in exchange for paying the spot price for 1,290 and 264 ounces per month, respectively, from October 2024 to July 2026.
On October 31, 2023, the Company closed a gold purchase and sale arrangement with Sandbox and Regal Partners Royalties A PTY Limited (“Regal” and together with Sandbox, the “Purchasers”) (the “Sandbox Arrangement”). Under the Sandbox Arrangement, the Company is required to deliver to the Purchasers, a monthly amount of gold equal to the greater of: a) 500 gold ounces and b) 1.8% of the gold produced from Greenstone each month on a 100% basis. Gold deliveries commenced in November 2023 and will continue until a total of 90,000 ounces (the “Delivery Obligation”) has been delivered (the “Term”). Gold deliveries are calculated based on Greenstone production but can be settled using production from any of the Company’s operating mines.
In exchange for the monthly gold deliveries, the Company received an upfront payment of $75.0 million on October 31, 2023 In addition, the Purchasers will pay consideration for each gold ounce delivered to the Purchasers equal to 20% of the spot gold price (the “Purchase Price”) at the time of delivery. The Company has an option to early settle up to 75% of the Delivery Obligation at any time and from time to time during the Term by delivering the number of gold ounces being early settled. The Company will receive the Purchase Price for all early settlement ounces delivered. In the event that the spot gold price at the time of each early settlement is less than $2,000 per ounce, the Company will be required to deliver additional gold ounces to the Purchasers, calculated using a contractual formula, for no additional consideration.
At December 31, 2023, the Company had delivered 1,000 ounces of gold under the Sandbox Arrangement. The carrying amount of deferred revenue of $75.1 million at December 31, 2023 will be accreted to the expected transaction price using the effective interest method with an effective interest rate of 15.6%. Total revenue recognized under the Sandbox Arrangement during the year ended December 31, 2023 was $2.3 million.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

CORPORATE (CONTINUED)
Gold Collar Contracts
In the three months ended December 31, 2023, the Company entered into four gold collar contracts with a weighted average put and call strike price of $1,980 and $2,198, respectively, per ounce for a total notional quantity of 67,992 ounces over the terms of the contracts.
In the year ended December 31, 2023, the Company entered into gold collar contracts with a weighted average put and call strike price of $1,929 and $2,127, respectively, per ounce for a total notional quantity of 253,608 ounces over the terms of the contracts. At December 31, 2023, the Company had 112,124 ounces remaining under the contracts which will be settled by June 30, 2024, with a weighted average put and call strike price of $1,954 and $2,166, respectively, per ounce.
In January 2024, the Company entered into gold collar contracts with a weighted average put and call strike price of $2,000 and $2,201, respectively, per ounce for a total notional quantity of 43,000 ounces over the period from February 2024 to December 2024.
The gold contracts have not been designated as hedges and are measured at fair value, determined based on forward gold prices, at the end of each reporting period, with changes in fair value recognized in other income or expense.
i-80 Gold Unit Sale
On March 31, 2023, the Company sold 11.6 million units (“Units”) of i-80 Gold Corp. (“i-80 Gold”) at a price of C$2.76 per Unit for gross proceeds of $23.6 million (“i-80 Offering”). Each Unit consisted of one common share of i-80 Gold and one-half of one common share purchase warrant of i-80 Gold, with each whole warrant exercisable to purchase one common share of i-80 Gold at a price of C$3.45 per share for a period of 12 months closing of the i-80 Offering.
On disposition of the Company’s partial interest in i-80 Gold, the Company’s retained interest in i-80 Gold was reduced to 19.95% and reclassified from investment in associate to marketable securities measured at fair value through other comprehensive income or loss. The Company recognized a gain of $34.5 million in other income for the year ended December 31, 2023 on the sale of its partial interest in i-80 Gold and the reclassification of the investment to marketable securities, calculated as the difference between the fair value of the retained interest of $119.9 million plus cash proceeds from disposition allocated to the common shares sold of $20.5 million, less $0.8 million in transaction costs, and the carrying amount of the Company’s investment in i-80 Gold on the date of disposition.
Solaris Share Sale
During Q1 2023, the Company sold its remaining 12.0 million common shares of the Company’s investment in Solaris Resources Inc. (“Solaris”) for gross proceeds of $53.4 million (C$71.8 million).
Credit Facility Amendment
On February 17, 2023, the Company entered into an amending agreement with the syndicate of lenders to amend certain of the financial covenants under its Revolving Facility. In connection with the amendment, the interest rate margins applicable to the amounts drawn on the Revolving Facility of 2.25% to 3.50%, based on the Company’s total net leverage ratio, were increased to 2.50% to 4.50%. Effective February 17, 2023, amounts drawn under the Revolving Facility are subject to variable interest rates at the applicable term rate based on the Secured Overnight Financing Rate plus an applicable margin of 2.50% to 4.50%, based on the Company’s total net leverage ratio, and a credit spread adjustment of 0.10% to 0.25%, based on the interest period. On amendment, the Company recognized a modification loss of $4.3 million.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

FINANCIAL RESULTS

Selected financial results for the three months and year ended December 31, 2023 and 2022

$ amounts in millions, except per share amounts	Three months ended		Year ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Revenue	$297.8	$259.3	$1,088.2	$952.2
Cost of sales
Operating expense	(198.2)	(168.2)	(764.2)	(680.1)
Depreciation and depletion	(61.0)	(59.0)	(215.0)	(187.2)
Income from mine operations	38.6	32.0	109.0	85.0
Care and maintenance expense	—	(1.4)	(1.4)	(9.5)
Exploration and evaluation expense	(3.3)	(4.5)	(11.7)	(18.4)
General and administration expense	(10.0)	(12.8)	(46.2)	(46.7)
Income (loss) from operations	25.3	13.3	49.6	10.4
Finance expense	(17.9)	(12.4)	(60.2)	(40.4)
Finance income	2.4	2.6	11.7	5.6
Share of net income (loss) in associate	(0.4)	(3.6)	(17.5)	(6.2)
Other income (expense)	(1.0)	(4.9)	31.1	(67.9)
Net income (loss) before taxes	8.3	(5.0)	14.8	(98.4)
Income tax recovery (expense)	(4.5)	27.6	14.1	(7.6)
Net income (loss)	$3.9	$22.6	$28.9	$(106.0)
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$0.01	$0.07	$0.09	$(0.35)
Diluted	$0.01	$0.07	$0.09	$(0.35)
Income from Mine Operations
Revenue for Q4 2023 was $297.8 million (Q4 2022 - $259.3 million) on sales of 149,861 ounces of gold (Q4 2022 - 149,386 ounces). Revenue for the year ended December 31, 2023 was $1,088.2 million (year ended December 31, 2022 - $952.2 million) on sales of 559,481 ounces of gold (year ended December 31, 2022 - 532,137 ounces). Revenue increased by 14% for the three months and year ended December 31, 2023 compared to the same periods in 2022 primarily due to increases of 14% and 9%, respectively, in the average realized gold price per ounce sold.
Gold ounces sold in Q4 2023 were marginally higher compared to Q4 2022. The increase in gold sales in Q4 2023 compared to Q4 2022 was primarily due to higher production at RDM, offset partially by lower production at Fazenda and Santa Luz. At RDM, the higher production was primarily due to higher grades from the mining of in-situ ore, and reduced reliance on rehandling low-grade ore stockpiles. At Fazenda, the lower production was primarily due to fewer tonnes processed as a result of fewer ore tonnes mined and lower grades from open pit mining driven by mine sequencing. At Santa Luz, the lower production was primarily due to challenges with the elution and electrowinning circuits.
For the year ended December 31, 2023, the Company sold 5% more gold ounces compared to 2022. The increase in gold sales for the year ended December 31, 2023 compared to 2022 was primarily due to higher production at Los Filos, RDM, Santa Luz and Aurizona, offset partially by lower production at Mesquite and Mercedes, which was sold in April 2022. The higher gold production at Los Filos was primarily due to higher ore tonnes mined in the year. The higher gold production at RDM was for the reasons mentioned above, in addition to the temporary suspension of operations in 2022 which affected gold production in the prior year. The higher production at Santa Luz was due to a full year of commercial operations in 2023 compared to only Q4 2022 in the prior year. The higher production at Aurizona was due to better access to higher-grade ore benches of the main pit and increased ore processed. The lower production at Mesquite was primarily due to a smaller pit approach to reduce waste stripping and a longer leach cycle for some of the ore being placed.
Operating expense in Q4 2023 was $198.2 million (Q4 2022 - $168.2 million) and for the year ended December 31, 2023 was $764.2 million (year ended December 31, 2022 - $680.1 million). Operating expense in Q4 2023 increased 18% compared to Q4 2022 primarily due to higher operating expense at Los Filos, driven by higher operating unit costs and higher production, and at RDM, mainly as a result of higher production, with RDM achieving its highest quarterly gold production since Q4 2020, offset partially by lower operating expense at Mesquite as a result of lower production.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

FINANCIAL RESULTS (CONTINUED)
Operating expense for the year ended December 31, 2023 increased by 12% compared to the same period in 2022 primarily due to the contribution of operating expense at Santa Luz and higher operating expense at Aurizona and RDM, mainly as a result of higher production, offset partially by no contribution of operating expense at Mercedes following its sale in April 2022 and lower operating expense at Mesquite as a result of lower production.
Depreciation and depletion in Q4 2023 was $61.0 million (Q4 2022 - $59.0 million) and for the year ended December 31, 2023 was $215.0 million (year ended December 31, 2022 - $187.2 million). The increase in depreciation and depletion for the year ended December 31, 2023 compared to the same period in 2022 was primarily due to the contribution of depreciation and depletion at Santa Luz, and higher depreciation and depletion at Aurizona and RDM due to higher sales volumes.
General and Administration
General and administration expense in Q4 2023 was $10.0 million (Q4 2022 - $12.8 million) and for the year ended December 31, 2023 was $46.2 million (year ended December 31, 2022 - $46.7 million). The decrease for the three months and year ended December 31, 2023 compared to the same periods in 2022 was primarily due to a decrease in professional fees, driven by lower technology expenditures, and a decrease in office and other expenses, driven by a decrease in insurance costs. For the year ended December 31, 2023, the decrease was offset partially by an increase in share based compensation expense, driven by an increase in the number of units granted in 2023.
Finance Expense
Finance expense in Q4 2023 was $17.9 million (Q4 2022 - $12.4 million) and for the year ended December 31, 2023 was $60.2 million (year ended December 31, 2022 - $40.4 million). The increase for the three months and year ended December 31, 2023 compared to the same periods in 2022 was primarily due to interest expense related to the Gold Prepay Transactions, in addition to an increase in both the amount drawn and interest rates on the Company’s Revolving Facility.
Share of Net Income (Loss) in Associate
Share of net loss in associate in Q4 2023 was $0.4 million (Q4 2022 - $3.6 million share of net loss). For the year ended December 31, 2023, share of net loss in associate was $17.5 million (year ended December 31, 2022 - $6.2 million share of net loss). The decrease in Q4 2023 compared to Q4 2022 was primarily due to the reclassification of the Company’s investment in i-80 Gold from investment in associate to marketable securities in Q1 2023 as a result of the sale of a portion of the Company’s interest in i-80 Gold. The loss in Q4 2023 relates only to the Company’s investment in Sandbox. The increase in share of net loss for the year ended December 31, 2023 compared to the same period in 2022 was due to a larger net loss incurred by i-80 Gold in Q4 2022, for which Equinox Gold recognized its share in Q1 2023.
Other Income (Expense)
Other expense for Q4 2023 was $1.0 million (Q4 2022 - other expense of $4.9 million) and for the year ended December 31, 2023 was other income of $31.1 million (year ended December 31, 2022 - other expense of $67.9 million).

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

FINANCIAL RESULTS (CONTINUED)
The following table summarizes the significant components of other income (expense):

	Three months ended		Year ended
$’s in millions	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Change in fair value of foreign exchange contracts	$11.3	$8.9	$46.2	$17.9
Change in fair value of gold contracts	(12.4)	—	(3.2)	0.3
Change in fair value of warrants	—	2.9	(1.8)	(69.9)
Change in fair value of power purchase agreement	3.3	—	(4.4)	—
Gain on sale of partial interest and reclassification of investment in i-80 Gold	—	—	34.5	—
Expected credit losses and write-offs	(0.5)	(0.5)	(13.8)	(0.4)
(Loss) gain on modification of Revolving Facility	—	—	(4.3)	5.0
Foreign exchange loss	$(2.9)	$(4.3)	$(9.1)	$(7.8)
Loss on sale of Mercedes	$—	$—	$—	$(7.0)
Gain on sale of assets to Sandbox	$—	$—	$—	$8.5
Gain (loss) on disposals and write-downs of plant and equipment	$(0.2)	$(12.6)	$(0.3)	$(13.7)
Other income (expense)	$0.5	$0.6	$(12.6)	$(0.7)
Total other income (expense)	$(1.0)	$(4.9)	$31.1	$(67.9)
The change in fair value of foreign exchange contracts for Q4 2023 was a gain of $11.3 million (Q4 2022 - gain of $8.9 million) and for the year ended December 31, 2023 was a gain of $46.2 million (year ended December 31, 2022 - gain of $17.9 million). The gains recorded in Q4 2023 and Q4 2022 were primarily due to a strengthening of the BRL and MXN compared to the USD. The higher gain recorded for the year ended December 31, 2023 compared to the same period in 2022 was primarily due to a greater strengthening of the MXN and BRL compared to the USD.
The change in fair value of gold contracts for Q4 2023 was a loss of $12.4 million (Q4 2022 - gain of nil) and for the year ended December 31, 2023 was a loss of $3.2 million (year ended December 31, 2022 - gain of $0.3 million). The losses for the three months and year ended December 31, 2023 were related to gold collar contracts entered into during 2023 and were driven by changes in the forward gold price relative to the gold contract strike price.
The change in fair value of warrants for Q4 2023 was nil (Q4 2022 - gain of $2.9 million) and for the year ended December 31, 2023 was a loss of $1.8 million (year ended December 31, 2022 - loss of $69.9 million). The variances in the change in fair value of warrants in 2023 compared to the same periods in 2022 relate primarily to the warrants the Company held to acquire shares of Solaris, all of which were exercised in March 2023. The loss for the year ended December 31, 2022 was driven primarily by a decrease in Solaris’ share price compared to December 31, 2021.
The change in fair value of power purchase agreement for three months and year ended December 31, 2023 was a gain of $3.3 million and loss of $4.4 million, respectively, and relates to a power purchase agreement for the delivery of 14.6 megawatts of wind power to Santa Luz at fixed prices, subject to adjustments for inflation, for 10 years, commencing January 1, 2023. Effective April 1, 2023, management determined that, based on actual consumption being lower than expected and the resulting revised estimates of expected power usage requirements at Santa Luz over the contract term, the power purchase agreement no longer met the criteria to be considered held for the purpose of the receipt of a non-financial item in accordance with Santa Luz’s usage requirements. Accordingly, the Company recognized the contract as a derivative liability measured at fair value.
Expected credit losses and write-offs for Q4 2023 was a loss of $0.5 million (Q4 2022 - loss of $0.5 million) and for the year ended December 31, 2023 was a loss of $13.8 million (year ended December 31, 2022 - $0.4 million). The expected credit losses and write-offs for the year ended December 31, 2023 were primarily related to the impairment and write-off of a $9.9 million receivable owing from Pilar Gold Inc. (“PGI”) for partial consideration for the sale of the Pilar Mine (“Pilar”) in 2021.
Income Tax Recovery (Expense)
In Q4 2023, the Company recognized a tax expense of $4.5 million (Q4 2022 - tax recovery of $27.6 million) and for the year ended December 31, 2023 recognized a tax recovery of $14.1 million (year ended December 31, 2022 - tax expense of $7.6 million). The tax expense in Q4 2023 was primarily due to the impact of profitable operations in the US and Brazil and mining tax in Mexico, offset partially by the tax benefits of foreign exchange recoveries in connection with the strengthening of the BRL and MXN compared to the USD.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

FINANCIAL RESULTS (CONTINUED)
The tax recovery for the year ended December 31, 2023 was primarily due to the tax benefits on foreign exchange recoveries in connection with the strengthening of the BRL and MXN compared to the USD and the recognition of deferred tax assets that offset the deferred tax liability arising from the 2023 Convertible Note issuance, offset partially by profitable operations in the US and Brazil, and mining tax in Mexico.
The tax recovery in Q4 2022 was primarily due to the impact of operating losses in Brazil and Mexico, offset partially by profitable operations in the US. The tax expense for the year ended December 31, 2022 was primarily due to profitable operations in the US and Brazil. The tax recovery and expense for the three months and year ended December 31, 2022, respectively, were also impacted by tax benefits of foreign exchange recoveries in connection with the strengthening of the BRL and MXN compared to the USD.
Selected Annual Information

$ amounts in millions, except per share amounts	Year ended December 31,
	2023	2022	2021
Revenue	$1,088.2	$952.2	$1,082.3
Net income (loss) attributable to Equinox Gold shareholders	28.9	(106.0)	554.9
Basic income (loss) per share attributable to Equinox Gold shareholders	0.09	(0.35)	1.95
Diluted income (loss) per share attributable to Equinox Gold shareholders	0.09	(0.35)	1.69
Total assets	4,350.4	3,856.4	3,967.4
Total non-current liabilities	1,428.3	1,232.9	979.5

Selected Quarterly Information
The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through December 31, 2023:

$ amounts in millions, except per share amounts	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
Revenue	$297.8	$284.7	$271.6	$234.1
Cost of sales
Operating expense	(198.2)	(201.1)	(192.7)	(172.2)
Depreciation and depletion	(61.0)	(58.4)	(48.2)	(47.4)
Income from mine operations	38.6	25.2	30.7	14.5
Care and maintenance expense	—	—	(0.3)	(1.1)
Exploration and evaluation expense	(3.3)	(2.6)	(4.0)	(1.8)
General and administration expense	(10.0)	(14.0)	(12.3)	(9.9)
Income (loss) from operations	25.3	8.6	14.1	1.6
Finance expense	(17.9)	(15.3)	(14.3)	(12.7)
Finance income	2.4	3.0	3.3	3.0
Share of net income (loss) in associate	(0.4)	—	(1.1)	(16.0)
Other income (expense)	(1.0)	(2.3)	2.6	31.9
Net income (loss) before taxes	8.3	(5.9)	4.5	7.8
Income tax recovery (expense)	(4.5)	8.1	0.8	9.6
Net income (loss)	$3.9	$2.2	$5.4	$17.4
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$0.01	$0.01	$0.02	$0.06
Diluted	$0.01	$0.01	$0.02	$0.05

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

FINANCIAL RESULTS (CONTINUED)

	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
Revenue	$259.3	$245.1	$224.6	$223.2
Cost of sales
Operating expense	(168.2)	(188.8)	(170.7)	(152.4)
Depreciation and depletion	(59.0)	(48.9)	(37.0)	(42.3)
Income from mine operations	32.0	7.4	17.0	28.5
Care and maintenance expense	(1.4)	(2.9)	(4.7)	(0.4)
Exploration and evaluation expense	(4.5)	(6.2)	(4.5)	(3.2)
General and administration expense	(12.8)	(10.9)	(11.1)	(11.8)
Income (loss) from operations	13.3	(12.6)	(3.3)	13.1
Finance expense	(12.4)	(10.3)	(8.2)	(9.4)
Finance income	2.6	1.3	0.9	0.8
Share of net income (loss) in associate	(3.6)	4.9	(5.9)	(1.6)
Other income (expense)	(4.9)	(11.3)	(32.7)	(19.0)
Net income (loss) before taxes	(5.0)	(28.0)	(49.2)	(16.1)
Income tax recovery (expense)	27.6	(2.1)	(29.5)	(3.7)
Net income (loss)	$22.6	$(30.1)	$(78.7)	$(19.8)
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$0.07	$(0.10)	$(0.26)	$(0.07)
Diluted	$0.07	$(0.10)	$(0.26)	$(0.07)

LIQUIDITY AND CAPITAL RESOURCES
At December 31, 2023, the Company had financial, operating, and capital commitments of $595.5 million that require settlement within the next 12 months. At December 31, 2023, the Company had cash and cash equivalents of $192.0 million and marketable securities of $92.7 million. The Company has a $700.0 million Revolving Facility available for general corporate purposes, of which $165.2 million remains undrawn as at December 31, 2023. The Revolving Facility also provides for an uncommitted accordion feature which permits the Company to request an increase in the principal amount of the facility by up to $100.0 million. Management believes that the Company’s operating cash flows expected over the next 12 months, in addition to its liquid assets and available credit from the Revolving Facility, are sufficient to satisfy its financial, operating, and capital commitments that require settlement within the next 12 months, which includes repayment of its 2019 convertible notes in April 2024, as well as funding the Company’s 60% share of remaining capital required for Greenstone.
Inflationary pressures and volatility in the gold price have contributed to increasing risks that cash flow from operations and other sources of liquidity will be insufficient to meet the Company’s financial obligations as they become due, and fund the Company’s ongoing development and construction projects. If Equinox Gold’s cash flows and capital resources are insufficient to fund its debt service obligations, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance indebtedness, including indebtedness under its Revolving Facility. The Company may not be able to implement any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow Equinox Gold to meet its scheduled debt service obligations.
Working Capital
Cash and cash equivalents at December 31, 2023 were $192.0 million (December 31, 2022 - $200.8 million) and net working capital was $354.4 million (December 31, 2022 - $383.4 million). The decrease in working capital compared to December 31, 2022 was primarily due to an increase in the current portion of loans and borrowings and deferred revenue associated with the Gold Prepay Transactions and the Sandbox Arrangement executed during the year offset partially by increases in inventories and marketable securities. The significant components of working capital are described below.
Current inventories at December 31, 2023 were $412.0 million (December 31, 2022 - $265.1 million). The increase was mainly due to an increase in heap leach inventories at Los Filos, driven by a 20% increase in recoverable ounces on the leach pad and a 29% increase in cost per ounce on the leach pad, and an increase in heap leach inventories at Mesquite, driven by an 85% increase in recoverable ounces on the leach pad.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)
Marketable securities at December 31, 2023 were $92.7 million (December 31, 2022 - $36.9 million). The increase was primarily due to an increase of $119.9 million related to the reclassification of the Company’s investment in i-80 Gold from investment in associate to marketable securities following the partial sale of the Company’s interest in i-80 Gold at the end of March 2023. Partially offsetting the increase was a $34.5 million decrease in the fair value of the Company’s investment in i-80 Gold from the date of the reclassification of the investment to marketable securities to December 31, 2023, as well as a net decrease of $21.6 million related to the sale of the Company’s remaining investment in Solaris in Q1 2023, representing the change in fair value of this investment prior to the sale.
Trade and other receivables at December 31, 2023 were $82.3 million (December 31, 2022 - $76.1 million) and were mainly composed of $9.9 million of trade receivables from gold sales (December 31, 2022 - $8.2 million), $55.3 million of value-added taxes (“VAT”) receivable (December 31, 2022 - $36.7 million), nil receivables from asset sales (December 31, 2022 - $15.3 million) and income tax receivables of $7.6 million (December 31, 2022 - $13.2 million). The increase in VAT receivable primarily relates to increases at Aurizona, Los Filos and Santa Luz. The decrease in receivables from asset sales relates primarily to the write-off of a $9.9 million receivable owing from PGI for partial consideration for the sale of Pilar in 2021.
Current liabilities at December 31, 2023 were $479.6 million (December 31, 2022 - $271.7 million). The increase was primarily due to reclassifying $138.6 million related to the Company’s 2019 convertible notes, which mature in April 2024, from non-current liabilities to current liabilities and the recognition of deferred revenue at December 31, 2023 of $39.6 million, associated with the Gold Prepay Transactions and the Sandbox Arrangement.
Cash Flow
Cash provided by operating activities for the year ended December 31, 2023 was $358.5 million (year ended December 31, 2022 - $56.5 million). The increase in cash provided by operating activities for the year ended December 31, 2023 compared to the same period in 2022 was primarily due to prepayments of $225.0 million received in connection with gold sale contracts entered into in March, June, and October 2023, in addition to higher income from mine operations.
Cash used in investing activities for the year ended December 31, 2023 was $462.7 million (year ended December 31, 2022 - $419.0 million). For the year ended December 31, 2023, the Company spent $523.3 million on capital expenditures (year ended December 31, 2022 - $557.1 million). The decrease in capital expenditures for the year ended December 31, 2023 compared to the same period in 2022 was primarily due to lower capital spending at Mesquite and Los Filos, and at Santa Luz, driven by the completion of construction in Q3 2022, offset by higher capital spending at Greenstone as construction ramped up in 2023. Capital expenditures at Greenstone for the year ended December 31, 2023 were $346.8 million excluding capitalized interest of $46.2 million (year ended December 31, 2022 - $328.2 million excluding capitalized interest of $12.9 million). For the year ended December 31, 2023, the Company received $53.4 million (year ended December 31, 2022 - $92.0 million) related to the disposition of Solaris shares and $22.8 million (year ended December 31, 2022 - nil) related to the sale of a partial interest in i-80 Gold. In 2022, the Company received $53.2 million related to the sale of Mercedes.
Financing activities for the year ended December 31, 2023 provided cash of $92.5 million (year ended December 31, 2022 - provided cash of $254.3 million). For the year ended December 31, 2023, the Company drew $253.7 million on its Revolving Facility (year ended December 31, 2022 - $299.8 million). For the year ended December 31, 2023, the Company received proceeds from the issuance of convertible notes of $172.5 million (year ended December 31, 2022 - nil). For the year ended December 31, 2023, the Company repaid principal and interest of $357.8 million (year ended December 31, 2022 - $46.9 million) and made lease payments of $34.7 million (year ended December 31, 2022 - $23.8 million). For the year ended December 31, 2023, the Company received net proceeds on issuance of shares of $40.8 million (year ended December 31, 2022 - $7.2 million) and received proceeds from other financing activities of $23.1 million (year ended December 31, 2022 - $9.6 million).
Corporate Investments
At December 31, 2023, the Company’s corporate investments included the following:
•46.9 million shares of i-80 Gold (TSX: IAU), representing approximately 16.1% of i-80 Gold on a basic basis
•58.1 million shares of Sandbox (not currently listed), representing approximately 20.3% of Sandbox on a basic basis
•25.4 million shares of Bear Creek (TSX: BCM), representing approximately 12.8% of Bear Creek on a basic basis
•8.2 million shares of Inca One (TSX: IO), representing approximately 19.99% of Inca One on a basic basis

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

OUTSTANDING SHARE DATA
As at the date of this MD&A, the Company has 323,604,696 shares issued and outstanding, 1,030,584 shares issuable under stock options and 7,791,787 shares issuable under RSU. The Company also has 71,839,170 shares potentially issuable on conversion of Convertible Notes. The fully diluted outstanding share count at the date of this MD&A is 404,266,237.

COMMITMENTS AND CONTINGENCIES
The Company enters into contracts in the normal course of business that give rise to commitments for future payments. The following table summarizes the contractual maturities of the Company’s financial liabilities, and operating and capital purchase commitments, at December 31, 2023:

	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter	Total
Trade payables and accrued liabilities	$230,689	$—	$—	$—	$—	$—	$230,689
Loans and borrowings(1)(2)	207,072	198,622	570,300	8,308	180,830	—	1,165,132
Derivative liabilities	2,314	1,730	—	—	—	—	4,044
Lease liabilities(2)	30,109	12,180	6,390	4,944	1,455	92	55,170
Other financial liabilities(2)	6,745	13,156	7,510	7,403	7,296	3,570	45,680
Reclamation and closure costs(2)	15,660	13,689	19,337	20,220	16,374	129,579	214,859
Purchase commitments(2)	65,077	8,267	7,495	7,092	6,931	26,998	121,860
Other operating commitments(2)	37,855	20,392	21,208	22,056	22,939	10,883	135,333
Total	$595,521	$268,036	$632,240	$70,023	$235,825	$171,122	$1,972,767
(1)Amount includes principal and interest payments, except accrued interest which is included in accounts payable and accrued liabilities.
(2)Amounts represent undiscounted future cash flows.
At December 31, 2023, the Company had the following outstanding matters involving contingencies:
Legal
The Company is a defendant in various lawsuits and legal actions for alleged fines, labour related and other matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle a claim. To the extent management believes it is probable that a cash outflow will be incurred to settle a claim, a provision for the estimated settlement amount is recognized. At December 31, 2023, the Company recognized a provision of $7.8 million (2022 – $9.2 million) for legal matters which is included in other non-current liabilities.
Environmental
A historic rain event caused widespread flooding in the Aurizona region in March 2021 and a fresh water pond on the Aurizona site overflowed. The tailings facility and other infrastructure at the Aurizona site remained operational. The Company received notices from the local state government of environmental infractions related to turbidity in the local water supply at Aurizona with associated fines at December 31, 2023 totaling $10.6 million (2022 – $9.7 million). In addition to the fines, public civil actions have been filed against the Company in the State and Federal courts claiming various damages as a result of the rain event. The Company and its advisors believe the fines and public civil actions are without merit and it is not probable that a cash outflow will occur. Accordingly, no amount has been recognized in relation to the fines and public civil actions.
The above matters could have an adverse impact on the Company's financial performance, cash flows and results of operations if they are not resolved favorably.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

RELATED PARTY TRANSACTIONS
The Company’s related parties include its subsidiaries, associates, joint operation and key management personnel. The Company’s key management personnel consists of executive and non-executive directors and members of executive management.
The remuneration of the Company’s directors and other key management personnel during the years ended December 31, 2023 and 2022 were as follows:

	2023	2022
Salaries, directors’ fees and other short-term benefits	$4,520	$3,555
Share-based payments	3,285	1,268
Total key management personnel compensation	$7,805	$4,823
At December 31, 2023, $1.6 million (2022 – $1.1 million) was owed by the Company to management for accrued salaries and bonuses and reimbursement of expense.

NON-IFRS MEASURES
This MD&A refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.
Cash Costs and Cash Costs per oz Sold
Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from mining operations. Cash costs are calculated as mine site operating costs and are net of silver revenue. Cash costs are divided by ounces sold to arrive at cash costs per oz sold. In calculating cash costs, the Company deducts silver revenue as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
AISC per oz Sold
The Company uses AISC per oz of gold sold to measure performance. The methodology for calculating AISC was developed internally and is calculated below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. AISC includes cash costs (described above) and also includes sustaining capital expenditures, sustaining lease payments, reclamation cost accretion and amortization and exploration and evaluation costs.
This measure seeks to reflect the full cost of gold production from current operations, therefore, expansionary capital and non-sustaining expenditures are excluded.
Prior to Q2 2023, the Company’s calculation of cash costs included the principal portion of sustaining lease payments. Commencing in Q2 2023, to improve the comparability of the Company’s financial performance measures with its peers and align to the standards outlined by the World Gold Council, the Company has excluded sustaining lease payments from its calculation of cash costs and has included them as a component of AISC. The calculations of cash costs and AISC for comparative periods have been adjusted to conform with the current methodology and are different from the measures previously reported.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

NON-IFRS MEASURES (CONTINUED)
The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis:

$’s in millions, except ounce and per oz figures	Three months ended			Year ended
	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Operating expenses	198.2	201.1	168.2	764.2	680.1
Silver revenue	(0.6)	(0.6)	(0.2)	(2.1)	(3.0)
Fair value adjustment on acquired inventories	1.6	1.6	12.2	(6.9)	21.9
Santa Luz operating expense(1)	—	—	—	—	(29.3)
Total cash costs	$199.3	$202.1	$180.2	$755.2	$669.7
Sustaining capital	42.7	32.0	43.1	119.9	139.2
Sustaining lease payments	4.6	4.7	2.5	17.6	6.8
Reclamation expense	1.7	2.9	1.8	9.1	9.2
Sustaining exploration expense	—	—	—	—	1.1
Santa Luz reclamation expense(1)	—	—	—	—	(0.2)
Total AISC	$248.3	$241.7	$227.6	$901.9	$825.7
Gold oz sold	149,861	148,231	149,386	559,481	532,137
Santa Luz gold ounces sold(1)	—	—	—	—	(22,945)
Adjusted gold oz sold	149,861	148,231	149,386	559,481	509,192
Cash costs per gold oz sold	1,330	$1,363	$1,206	1,350	$1,315
AISC per oz sold	$1,657	$1,630	$1,523	$1,612	$1,622
(1)Consolidated cash cost per oz sold and AISC per oz sold for the year ended December 31, 2022 excludes Santa Luz results while the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.
Sustaining Capital Expenditures
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary. Sustaining capital expenditures can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment and TSF raises.
The following table provides a reconciliation of sustaining capital expenditures to the Company’s total capital expenditures for continuing operations:

	Three months ended			Year ended
$’s in millions	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Capital additions to mineral properties, plant and equipment(1)	$157.0	$153.5	$163.2	$596.4	$642.2
Less: Non-sustaining capital at operating sites	(8.1)	(8.4)	(10.8)	(25.3)	(81.2)
Less: Non-sustaining capital at development projects	(94.6)	(101.4)	(103.4)	(390.4)	(389.4)
Less: Capital expenditures - corporate	0.1	(0.2)	—	(0.3)	(10.2)
Less: Other non-cash additions(2)	(11.7)	(11.5)	(5.9)	(60.4)	(22.2)
Sustaining capital expenditures	$42.7	$32.0	$43.1	$119.9	$139.2
(1)Per note 9 of the consolidated financial statements. Capital additions exclude non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.
(2)Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

NON-IFRS MEASURES (CONTINUED)
Total Mine-Site Free Cash Flow
Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this measure is a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. In calculating total mine-site free cash flow, the Company excludes the impact of fair value adjustments on acquired inventories as these adjustments do not impact cash flow from operating mine sites. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Prior to Q1 2023, mine-site free cash flow was calculated inclusive of fair value adjustments on acquired inventories. The calculation of mine-site free cash flow for comparative periods has been adjusted to conform with the current methodology and is different from the measure previously reported.
In Q4 2023, the Company revised the calculation to include changes in non-cash working capital and present mine-site free cash flow after changes in non-cash working capital. The Company believes it is useful to provide mine-site free cash flow before and after changes in non-cash working capital as working capital can fluctuate significantly between periods due to numerous factors.
The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Year ended
$’s in millions	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Operating cash flow before non-cash changes in working capital	$168.2	$82.6	$80.0	$527.5	$144.3
Less: Fair value adjustments on acquired inventories	(1.6)	(1.6)	(12.2)	6.9	(16.1)
Less: Operating cash flow (generated) used by non-mine site activity(1)	(71.1)	(5.2)	7.1	(223.2)	97.2
Cash flow from operating mine sites	$95.6	$75.9	$74.9	$311.2	$225.4

Mineral property, plant and equipment additions	$157.0	153.5	163.2	$596.4	642.2
Less: Capital expenditures relating to development projects and corporate and other non-cash additions	(106.2)	(113.1)	(109.3)	(451.2)	(421.8)
Capital expenditure from operating mine sites	50.8	40.4	53.9	145.2	220.4
Lease payments related to non-sustaining capital items	7.0	4.4	3.9	20.5	16.8
Non-sustaining exploration expense	3.1	2.6	5.4	11.5	17.8
Total mine-site free cash flow before changes in non-cash working capital	$34.7	$28.4	$11.8	$134.0	$(29.6)
(Increase) decrease in non-cash working capital	$(42.3)	$(13.4)	$(34.4)	$(169.0)	$(87.8)
Total mine site free cash flow after changes in non-cash working capital	$(7.6)	$15.1	$(22.6)	$(35.0)	$(117.4)
(1)Includes taxes paid and proceeds from gold prepayments that are not factored into mine-site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows.
AISC Contribution Margin, EBITDA and Adjusted EBITDA
The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors, and other stakeholders use AISC contribution margin, AISC contribution margin per gold ounce sold and adjusted EBITDA to evaluate the Company’s performance and ability to generate cash flows and service debt. AISC contribution margin is defined as revenue less AISC. EBITDA is defined as earnings before interest, tax, depreciation and amortization.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

NON-IFRS MEASURES (CONTINUED)
Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes of warrants, foreign exchange contracts and gold contracts; unrealized foreign exchange gains and losses, transaction costs, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.
The following tables provide the calculation of AISC contribution margin, EBITDA and adjusted EBITDA, as calculated by the Company:
AISC Contribution Margin

	Three months ended				Year ended
$’s in millions	December 31, 2023	September 30, 2023	December 31, 2022		December 31, 2023	December 31, 2022
Revenue	$297.8	$284.7	$259.3		$1,088.2	$952.2
Less: silver revenue	(0.6)	(0.6)	(0.2)		(2.1)	(3.0)
Less: AISC	(248.3)	(241.7)	(227.6)		(901.9)	(825.7)
Less: Santa Luz revenue(1)	$—	$—	$—		$—	$(40.0)
AISC contribution margin	$48.9	$42.5	$31.5		$184.2	$83.5
Gold ounces sold	149,861	148,231	149,386		559,481	532,137
Less: Santa Luz gold ounces sold(1)	—	—	—		—	(22,945)
Adjusted gold ounces sold	149,861	148,231	149,386	—	559,481	509,192
AISC contribution margin per oz sold	$326	$286	$211		$329	$164
(1)AISC contribution margin for the year ended December 31, 2022 excludes Santa Luz results while the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.

EBITDA and Adjusted EBITDA

	Three months ended			Year ended
$’s in millions	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Net income (loss)	$3.9	2.2	22.6	$28.9	(106.0)
Income tax (recovery) expense	4.5	(8.1)	(27.6)	(14.1)	7.6
Depreciation and depletion	61.3	58.9	59.8	216.1	188.8
Finance expense	17.9	15.3	12.4	60.2	40.4
Finance income	(2.4)	(3.0)	(2.6)	(11.7)	(5.6)
EBITDA	$85.2	$65.2	$64.6	$279.4	$125.2
Non-cash share-based compensation expense	2.6	2.5	1.1	8.5	3.7
Unrealized (gain) loss on warrants	—	(1.6)	(2.9)	1.8	69.9
Unrealized (gain) loss on gold contracts	12.7	(6.2)	—	4.0	—
Gain on gold contracts acquired in a business combination	—	—	—	—	(33.3)
Unrealized (gain) loss on foreign exchange contracts	(4.3)	17.8	(7.7)	(13.4)	(16.8)
Unrealized (gain) loss on power purchase agreement	(3.3)	0.6	—	4.4	—
Unrealized foreign exchange (gain) loss	1.5	(2.2)	3.1	5.3	4.7
Share of net (income) loss of investment in associate	0.4	—	3.6	17.5	6.2
Other (income) expense	0.5	5.1	12.5	(3.1)	8.4
Adjusted EBITDA	$95.3	$81.2	$74.3	$304.4	$168.0

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

NON-IFRS MEASURES (CONTINUED)
Adjusted Net Income and Adjusted EPS
Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.
The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended			Year ended
$’s and shares in millions	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Net income (loss) attributable to Equinox Gold shareholders	$3.9	$2.2	$22.6	$28.9	$(106.0)
Add (deduct):
Non-cash share-based compensation expense	2.6	2.5	1.1	8.5	3.7
Unrealized (gain) loss on warrants	—	(1.6)	(2.9)	1.8	69.9
Unrealized (gain) loss on gold contracts	12.7	(6.2)	—	4.0	—
Gain on gold contracts acquired in a business combination	—	—	—	—	(33.3)
Unrealized (gain) loss on foreign exchange contracts	(4.3)	17.8	(7.7)	(13.4)	(16.8)
Unrealized (gain) loss on power purchase agreement	(3.3)	0.6	—	4.4	—
Unrealized foreign exchange (gain) loss	1.5	(2.2)	3.1	5.3	4.7
Share of net (income) loss of investment in associate	0.4	—	3.6	17.5	6.2
Other (income) expense	0.5	5.1	12.5	(3.1)	8.4
Income tax impact related to above adjustments	0.6	(0.3)	(3.0)	(0.8)	(2.5)
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	(12.2)	10.7	(22.2)	(31.3)	(25.8)
Adjusted net income (loss)	$2.4	$28.7	$7.0	$21.7	$(91.5)

Basic weighted average shares outstanding	313.7	313.0	305.2	312.8	304.0
Diluted weighted average shares outstanding	317.3	316.5	351.4	316.3	304.0
Adjusted income (loss) per share - basic ($/share)	$0.01	$0.09	$0.02	$0.07	$(0.30)
Adjusted income (loss) per share - diluted ($/share)	$0.01	$0.09	$0.02	$0.07	$(0.30)

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

NON-IFRS MEASURES (CONTINUED)
Net Debt
The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company’s performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

$’s in millions	December 31, 2023	September 30, 2023	December 31, 2022
Current portion of loans and borrowings	$138.6	$137.7	$—
Non-current portion of loans and borrowings	786.4	948.5	828.0
Total debt	925.0	1,086.2	828.0
Less: Cash and cash equivalents (unrestricted)	(192.0)	(356.7)	(200.8)
Net debt	$733.0	$729.5	$627.2

RISKS AND UNCERTAINTIES
Financial Instrument Risk Exposure
The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors of the Company (the “Board”) approves and oversees the Company's risk management process which seeks to minimize the potential adverse effects of financial risks on the Company's financial results. The Company’s exposures to financial risks and the Company’s objectives, policies and processes for managing those risks are described in note 31 to the Company’s consolidated financial statements for the year ended December 31, 2023. There were no significant changes to the Company's exposures to financial risks or to the Company's management of its exposures during the three months and year ended December 31, 2023 except as noted below. At December 31, 2023, the financial risks to which the Company is exposed and the Company's objectives, policies and processes for managing those risks are as follows:
(a)Credit risk
Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations.
The Company is primarily exposed to credit risk on its cash and cash equivalents, trade receivables, restricted cash and other current and non-current receivables. The Company’s maximum exposure to credit risk on its financial assets, other than those measured at FVTPL, at December 31, 2023, represented by the carrying amounts of the financial assets, was $235.5 million (2022 – $264.5 million).
The Company limits its exposure to credit risk on its cash and cash equivalents and restricted cash by investing in high credit quality instruments and maintaining its cash balances in financial institutions with strong credit ratings. Credit risk arising from the Company’s trade receivables is low with negligible expected credit losses as the Company sells its products to large global financial institutions and other companies with high credit ratings.
(b)Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. During 2023, the Company drew $253.7 million on its Revolving Facility and on September 21, 2023, the Company issued $172.5 million the 2023 Convertible Notes on a bought deal private placement basis. The Company received net proceeds from the issuance of the 2023 Convertible Notes of $165.1 million, net of transaction costs of $7.4 million. On October 3, 2023, the Company repaid $166.0 million of the Revolving Facility with proceeds from the 2023 Convertible Notes. At December 31, 2023, the Revolving Facility had an undrawn amount of $165.2 million. The Revolving Facility also provides for an uncommitted accordion feature which permits the Company to request an increase in the principal amount of the facility by up to $100.0 million.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

RISKS AND UNCERTAINTIES (CONTINUED)
The Company's objective in managing its liquidity risk is to ensure there is sufficient capital to meet its short-term business requirements after taking into account the Company's holdings of cash and cash equivalents. The Company seeks to manage its liquidity risk through a rigorous planning, budgeting and forecasting process to help determine the funding requirements to support its current operations, development and expansion plans.
The Company also manages its liquidity risk by managing its capital structure. The Company's primary objective when managing capital is to ensure it will be able to continue as a going concern and that it has sufficient ability to satisfy its capital obligations and ongoing operational expenses, as well as having sufficient liquidity to fund suitable business opportunities as they arise. The Company makes adjustments to its capital structure as necessary in light of current economic conditions. The Company, upon approval from its Board of Directors, seeks to balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under specific circumstances. To maintain its capital structure, the Company may, from time to time, issue or buy back equity, draw down or repay debt, or sell assets.
For further detail on the Company’s liquidity risk, refer to the section titled Funding and Global Economy Risk within Other Risk Factors below.
(c)Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company is exposed to the following market risks: interest rate risk, currency risk and other price risk.
(i)Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in market interest rates.
The Company is exposed to interest rate cash flow risk on its Revolving Facility which is subject to variable interest rates based on the secured overnight financing rate (“SOFR”). A 1.0% increase or decrease in the SOFR interest rate during the year ended December 31, 2023 would have resulted in a decrease or increase of $4.5 million, respectively, in the Company’s net income during the year ended December 31, 2023.
The Company is also exposed to interest rate cash flow risk on its cash and cash equivalents and restricted cash that earn variable interest.
The Company is exposed to interest rate fair value risk on the 2019 Convertible Notes, 2020 Convertible Notes, and 2023 Convertible Notes which are subject to fixed interest rates. The Company manages its interest rate risk with a mix of fixed and variable rate debt. A change in market interest rate would impact the fair values of the 2019 Convertible Notes, 2020 Convertible Notes, and 2023 Convertible Notes. However, as the convertible notes are measured at amortized cost, changes in market interest rates would have had no impact to the Company’s net income during the year ended December 31, 2023.
(ii)Foreign Currency Risk
Currency risk is the risk that the fair values or future cash flows of the Company's financial instruments, in functional currency terms, will fluctuate because of changes in foreign exchange rates. Except for Greenstone, which uses the Canadian dollar as its functional currency, the functional currency of the Company and its subsidiaries is the US dollar. The Company and its subsidiaries are exposed to currency risk on transactions, investments and balances denominated in currencies other than USD functional currency, principally on BRL, MXN, and CAD expenses. Greenstone is exposed to currency risk on transactions and balances denominated in USD.
The following table summarizes the Company's exposure to currency risk arising from financial assets and financial liabilities, excluding foreign exchange contracts, denominated in foreign currencies:

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

RISKS AND UNCERTAINTIES (CONTINUED)

At December 31, 2023	BRL	MXN	CAD	USD
Financial assets
Cash and cash equivalents	$14,903	$281	$8,434	$14,494
Marketable securities	—	—	92,666	—
Derivative assets	—	—	89	—
Restricted cash	5,212	—	—	1,745
Other financial assets	2,928	—	1,849	3,669
Financial liabilities
Accounts payable and accrued liabilities	(69,909)	(38,291)	(11,731)	(6,101)
Derivative liabilities	(4,420)	—	(168)	—
Lease liabilities	(14,713)	(57)	(783)	(11,113)
Other financial liabilities	—	—	—	(31,070)
	$(65,999)	$(38,067)	$90,356	$(28,376)
At December 31, 2022
Financial assets
Cash and cash equivalents	$9,088	$244	$48,357	$7,036
Marketable securities	—	—	36,867	—
Derivative assets	—	—	29,154	—
Restricted cash	5,550	—	—	1,740
Other financial assets	—	—	5,028	—
Financial liabilities
Accounts payable and accrued liabilities	(61,946)	(28,234)	(9,233)	(11,677)
Derivative liabilities	—	—	(695)	—
Lease liabilities	(6,226)	(131)	(231)	(2,298)
Other financial liabilities	—	—	—	(10,597)
	$(53,534)	$(28,121)	$109,247	$(15,796)
Based on the above foreign currency denominated financial assets and financial liabilities at December 31, 2023, excluding the effect of foreign exchange contracts, the reasonably possible weakening in foreign currencies against the USD and the USD against CAD at such date, assuming all other variables remained constant, would have resulted in the following increase (decrease) in the Company’s net income during the year ended December 31, 2023:

2023
BRL –	$4,818
MXN –	5,558
CAD –	(6,596)
USD –	2,302
In accordance with its foreign currency exchange risk management program, the Company uses foreign exchange contracts to manage its exposure to currency risk on expenditures in BRL, MXN and CAD which are accounted for as derivative financial instruments. At December 31, 2023, a 10%, 20% and 10% weakening in the BRL, MXN and CAD, respectively, against the USD would have resulted in a decrease of $1.7 million in the fair value of the foreign currency net derivative asset and decrease in the Company’s net income during the year ended December 31, 2023. A 10%, 20% and 10% strengthening in the BRL, MXN and CAD, respectively, against the USD would have resulted in an increase of $2.4 million in the fair value of the foreign currency net derivative asset and increase in the Company’s net income during the year ended December 31, 2023.
The BRL and MXN have experienced frequent and substantial variations in relation to the USD and other foreign currencies during the last decades. Depreciation of the BRL and MXN against the USD could create inflationary pressures in Brazil and Mexico and cause increases in interest rates, which could negatively affect the growth of the Brazilian and Mexican economy as a whole and harm the Company’s financial condition and results of operations. On the other hand, appreciation of the BRL and MXN relative to the United States dollar and other foreign currencies could lead to a deterioration of the Brazilian and Mexican foreign exchange denominated current accounts (net), as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the BRL or MXN could have an adverse effect on the relevant country’s economy.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

RISKS AND UNCERTAINTIES (CONTINUED)
(iii)Other Price Risk
Other price risk is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in market prices, other than interest rate risk or currency risk.
At December 31, 2023, the Company held investments in marketable securities which are measured at fair value. The fair values of investments in marketable securities are based on the closing share price of the securities at the reporting date. A 10% increase in the applicable share prices would have resulted in a decrease of $8.0 million in the Company’s other comprehensive loss for the year ended December 31, 2023. A 10% decrease in the applicable share prices would have resulted in an increase of $8.0 million in the Company’s other comprehensive loss.
At December 31, 2023, the Company is exposed to price risk on its gold contracts and obligation for future gold deliveries under the contingent consideration relating to Greenstone. These contracts are measured at FVTPL at the end of each reporting period. A 10% increase in the price of gold at December 31, 2023 would have resulted in a decrease of $0.8 million in the Company's net income for the year ended December 31, 2023. A 10% decrease in the price of gold at December 31, 2023 would have resulted in an increase of $0.8 million in the Company’s net income for the year ended December 31, 2023.
Other Risk Factors
Funding and Global Economy Risk
There is a risk that cash flow from operations will be insufficient to meet current and future obligations, fund development and construction projects, and that additional outside sources of capital will be required. The volatility of global capital markets has generally made the raising of capital by equity or debt financing more difficult. The Company may be dependent upon capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its operating expenditure requirements and future development cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable.
The Company seeks to manage its liquidity risk through a rigorous planning, budgeting and forecasting process to help determine the funding requirements to support its current operations, development and expansion plans. However, the factors described above may impact the ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to the Company and its management. If these levels of volatility persist or if there is an economic slowdown, the Company’s operations, the Company’s ability to raise capital and the trading price of the Company’s securities could be adversely impacted.
As the Company’s operations expand and reliance on global supply chains increases, the impact of pandemics, significant geopolitical risk and conflict globally may have a sizeable and unpredictable impact on the Company’s business, financial condition and operations. The COVID-19 pandemic, the Israel-Hamas war, and the ongoing conflict in Ukraine, including the global response to the Ukraine conflict as it relates to sanctions, trade embargos and military support, have resulted in significant uncertainty as well as economic and supply chain disruptions. Should another significant pandemic develop, the Israel-Hamas war expand, or the Ukraine conflict continue for an extended period of time or expand beyond Ukraine, or should other geopolitical disputes and conflicts emerge in other regions, this could result in material adverse effects to the Company.
Gold Price Risk
The profitability of the Company is, in part, related to the market price for gold. A decline in the market price for gold could negatively impact the Company’s future operations. Gold prices are affected by various forces beyond Equinox Gold’s control, including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold producing countries. The price of gold has fluctuated widely in recent years, and future price declines could cause continuous development of, and commercial production from, Equinox Gold’s properties to be uneconomic. Future production from Equinox Gold’s mining properties is dependent on gold prices that are adequate to make these properties economically viable.
During 2023, the Company took measures to ensure a minimum gold price for a percentage of its gold production to help manage cash flow variability during the construction period of Greenstone and has entered into the following gold collar contracts:

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

RISKS AND UNCERTAINTIES (CONTINUED)

Term	Average Put Strike Price/oz	Average Call Strike Price/oz	Oz to Deliver per Month
February 2023 - March 2024	$1,900	$2,065	10,644
April 2023 - March 2024	$1,950	$2,250	3,050
January 2024 - June 2024	$1,975	$2,185	2,666
January 2024 - June 2024	$1,981	$2,202	8,666
The contracts provide the Company with more certainty regarding revenue during the construction period of Greenstone. However, there is a risk that the Company will not benefit from increases in cash flow on the hedged ounces if the gold price exceeds the upper limit of the collars during the term of the contract.
Production and Cost Estimates
Equinox Gold prepares forecasts of future production that are estimates based on interpretation and assumptions, and actual production may be less than estimated. Equinox Gold’s ability to achieve its production forecasts is subject to several risks and uncertainties, including the accuracy of Mineral Reserve and Mineral Resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, the accuracy of estimated rates and costs of mining and processing, and the receipt and maintenance of permits.
Equinox Gold prepares estimates of operating costs and/or capital costs for each operation and project. The Company’s actual costs may vary from estimates and are dependent on several factors, including, but not limited to:
•the price of gold and by-product metals;
•the exchange rate between the USD, MXN, BRL and CAD;
•production levels;
•increases in operating costs due to inflationary cost pressures, changes in the cost of fuel, power, materials, and other inputs used in mining operations, changes in costs due to supply chain disruptions, equipment limitations, or government intervention through stimulus spending or additional regulations;
•the availability and costs of skilled labour and specialized equipment;
•the availability and cost of appropriate processing and refining arrangements and related smelting and refining charges;
•royalties; and
•the timing and cost of construction and maintenance activities.
The Company’s inability to manage costs may impact, among other things, future development decisions, which could materially and adversely affect the Company’s business, financial condition and results of operations.
Uncertainty of Mineral Reserves and Mineral Resources Estimates
The Mineral Reserves and Mineral Resources published by Equinox Gold are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond Equinox Gold’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Short-term operating factors relating to Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any accounting period. In addition, there can be no assurance that metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.
Fluctuation in commodities prices, results of drilling, metallurgical testing and production and the evaluation of mine plans after the date of any estimate may require revision of such estimates. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of Equinox Gold’s ability to extract these Mineral Reserves, could have an adverse effect on Equinox Gold and its business, results of operations and financial position. Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility to mine. A significant amount of exploration work must be completed to determine if an Inferred Mineral Resource may be upgraded to a higher category.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

RISKS AND UNCERTAINTIES (CONTINUED)
Community Action
Communities and non-governmental organizations (“NGOs”) are increasingly vocal and active with respect to mining activities at or near their communities. Some communities and NGOs may take actions that could have an adverse effect on the Company’s operations and reputation, such as commencing lawsuits and establishing blockades that prevent access to the Company’s operations or restrict the delivery of supplies and personnel. In certain circumstances, such actions could ultimately result in the cessation of mining activities and the revocation of permits and licenses. Mining activities at Los Filos were disrupted in each of 2020, 2021 and 2022 because of community blockades and the Company has had short-term disruptions at some of its Brazil operations in 2022 and 2023.
Equinox Gold has initiated various programs to enhance its community engagement processes, maintain industry standard social and environmental practices, and reinforce the Company’s commitment to the safety and health of its workforce and surrounding communities. There is no assurance, however, that its efforts will be successful at mitigating all impacts of community actions to the Company’s operations, and the Company may suffer material negative consequences to its business.
Property Commitments
The properties held by Equinox Gold may be subject to various land payments, royalties and/or work commitments. Failure by Equinox Gold to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.
In Mexico, while mineral rights are administered by the federal government through federally issued mining concessions, surface rights over the land located in the mining concessions may be owned by third parties, including Ejidos or Bienes Comunales (communally held land). The Company has secured the surface rights necessary to operate Los Filos through written agreements with one Ejido and two Bienes Comunales, as well as with individual members of the Ejido. These agreements are the subject of current dialogue between the various parties. If these discussions do not result in mutually acceptable renegotiated terms, particularly with respect to the payments made by the Company to operate on such lands, it may have significant impacts on the operation of Los Filos, including delays and higher costs to the Company or a decision by the Company to cease Los Filos operations.
With respect to Los Filos, various land access agreements have been entered into with local communities and individuals whose properties include the areas occupying Los Filos mine operations. As described above, these agreements are the subject of current dialogue between the various parties. In addition, pursuant to social collaboration agreements with each of the communities Equinox Gold provides benefits such as improvements to communal infrastructure or spending in educational and social support. The Company occasionally receives additional requests and complaints from the communities relating to such commitments. If the Company is unable to address such additional requests or satisfactorily renegotiate terms, it may result in protests, blockades, or other forms of public expression against Equinox Gold’s activities and may have a negative impact on Equinox Gold’s reputation and operations.
Share Price Fluctuation
Securities markets have experienced a high degree of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations that have not necessarily been related to the companies’ operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations or lack of liquidity will not occur in the future, and if they do occur, the Company does not know how severe the impact may be on Equinox Gold’s ability to raise additional funds through the issuance of equity or other securities. If Equinox Gold is unable to generate adequate revenues or obtain the financing required to successfully operate its mines and complete its development projects, as envisioned, any investment in Equinox Gold may be materially diminished in value or lost.
Foreign Operations
Equinox Gold conducts mining, processing, development, exploration, and other activities through subsidiaries in foreign countries, including the United States, Mexico and Brazil. Mining activities are subject to the risks normally associated with any conduct of business in foreign countries including:
•expropriation, nationalization, and the cancellation, revocation, renegotiation, or forced modification of existing contracts, permits, licenses, approvals, or title, particularly without adequate compensation;
•changing political and fiscal regimes, and economic and regulatory instability;
•unanticipated adverse changes to laws and policies, including those relating to mineral title, royalties and taxation;
•delays or inability to obtain or maintain necessary permits, licenses or approvals;
•opposition to mine projects, which include the potential for violence, property damage and frivolous or vexatious claims;
•restrictions on foreign investment;

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

RISKS AND UNCERTAINTIES (CONTINUED)
•unreliable or undeveloped infrastructure;
•labour unrest and scarcity;
•difficulty obtaining key equipment and components for equipment;
•regulations and restrictions with respect to imports and exports;
•high rates of inflation;
•extreme fluctuations in currency exchange rates and restrictions on foreign exchange, currencies and repatriation;
•inability to obtain fair dispute resolution or judicial determinations because of bias, corruption or abuse of power;
•abuse of power of foreign governments who impose, or threaten to impose, fines, penalties or other similar mechanisms, without regard to the rule of law;
•difficulties enforcing judgments, particularly judgments obtained in Canada or the United States, with respect to assets located outside of those jurisdictions;
•difficulty understanding and complying with the regulatory and legal framework with respect to mineral properties, mines and mining operations, and permitting;
•violence and the prevalence of criminal activity, including organized crime, theft and illegal mining;
•civil unrest, terrorism and hostage taking;
•military repression and increased likelihood of international conflicts or aggression;
•restriction on the movements of personnel and supplies as the result of pandemics; and
•increased public health concerns.
Criminal activity in Mexico, including violence between the drug cartels and authorities and incidents of violent crime, theft, kidnapping for ransom and extortion by organized crime, is an ongoing concern. The Mexican government has had limited effectiveness in addressing such criminal activity, which can give rise to uncertainty. Although Equinox Gold has implemented measures to protect its employees, contractors, property and production facilities from these security risks, there can be no assurance that security incidents will not have an adverse effect on the Company’s operations.
The Company’s mining and development properties in Brazil expose the Company to various socioeconomic conditions as well as to local laws governing the mining industry. The Brazilian government has a history of economic interventionism that can give rise to uncertainty.
Changes, if any, in mining or investment policies or shifts in political attitude in the jurisdictions in which the Company operates may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of parts and supplies, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Operations can also be affected by government actions against third parties, such as artisanal miners, which can indirectly impact community perception of large mining companies and increase the risk of blockades and other interruptions to operations.
In May 2023, Mexico enacted comprehensive changes to its mining and water laws that contain several ambiguities, including how existing mining and water concessions will be treated. Supplementary regulations to the new laws are being developed but have not yet been released. Like others, the Company is facing uncertainty as a result of these new laws.
Uncertainty over whether the United States, Mexican or Brazilian governments will implement changes in policy or regulation may contribute to economic uncertainty. Historically, politics in these regions have affected the performance of the economy and past political crises have affected the confidence of investors and the public, generally resulting in an economic slowdown.
Operational Risks
Equinox Gold’s principal business is the mining, processing of, and exploration for precious metals. Equinox Gold’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Although adequate precautions to minimize risk will be taken, operations are subject to hazards that could have an adverse effect on the business, results of operations and financial position of Equinox Gold.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

RISKS AND UNCERTAINTIES (CONTINUED)
Such risks include, without limitation, actual ore mined varying from estimates of grade or tonnage, metallurgical or other characteristics, environmental hazards, tailings risks, industrial accidents, labour disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, climate change related events such as flooding and droughts, interruptions in or shortages of electrical power or water, periodic or extended interruptions due to the unavailability of materials and force majeure events.
Additionally, Equinox Gold’s operations are subject to seasonal weather conditions. As a result of potentially heavy rainfall, pit access and the ability to mine ore may be lower at certain times of the year and may increase the cost of mining. In addition, a prolonged dry season may result in drought conditions, which may also impact production due to insufficient water for processing.
Such risks could result in reduced production, damage to, or destruction of, mineral properties or producing facilities, damage to or loss of life or property, environmental damage, delays in mining or processing, economic losses and possible legal liability.
Cybersecurity and Information Systems
Targeted attacks on Equinox Gold’s systems (or on systems of third parties that Equinox Gold relies on), failure or non-availability of key information technology (“IT”) systems or a breach of security measures designed to protect Equinox Gold’s IT systems could result in disruptions to Equinox Gold’s operations, extensive personal injury, property damage or financial or reputational risks. Equinox Gold has implemented and regularly tests controls and disaster recovery infrastructure for certain IT systems. As the threat landscape is ever-changing, the Company takes continuous mitigation efforts, including risk prioritized controls, to protect against known and emerging threats, adopt tools to provide automated monitoring and alerting, and install backup and recovery systems to ensure the Company’s ability to restore systems and return to normal operations. There is no certainty that Equinox Gold’s efforts will adequately protect the Company’s systems and operations.
Construction Risks
Construction of Greenstone commenced in late 2021. In addition, the Company is progressing studies and engineering for expansion projects at Castle Mountain, Aurizona and considering an expansion at Los Filos. Construction of a project requires substantial expenditures and could have material cost overruns versus budget. The capital expenditures and time required for any expansion project or to develop a new mine are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to expand or build the project.
Construction costs and timelines can be impacted by a wide variety of factors, many of which are beyond the control of Equinox Gold. These include, but are not limited to, inflation, weather conditions, ground conditions, availability of appropriate rock and other material required for construction, availability and performance of employees, contractors and suppliers, supply chain constraints, shipping risks and delays, delivery and installation of equipment, design changes, accuracy of construction quantities and cost estimates and social acceptance by communities. Project development schedules are also dependent on obtaining and maintaining governmental approvals and the timeline to obtain such approvals is often beyond the control of Equinox Gold. A delay in start-up of commercial production would increase capital costs and delay generating revenues. Given the inherent risks and uncertainties associated with construction and development of projects, there can be no assurance that a construction or expansion project will continue in accordance with current expectations or at all, that construction or expansion costs will be consistent with the budget, that production will be achieved on schedule, or that the mine will operate as planned.
Permitting
Equinox Gold’s operating, development and exploration activities are subject to receiving and maintaining licenses, permits and approvals (collectively, permits) from appropriate governmental authorities. Before commencing operations, development or exploration on any of its properties, Equinox Gold must receive numerous permits. As the timing of receiving permits can vary and is largely out of the Company’s control, Equinox Gold may be unable to obtain on a timely basis or maintain in the future all necessary permits to explore and develop its properties, commence construction or operation of mining facilities and properties or maintain continued operations. Delays may occur in connection with obtaining necessary renewals of permits for Equinox Gold’s existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through change in government regulation or court action. Equinox Gold can provide no assurance that it will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular site, which could adversely affect its operations. Operation, development and exploration of Equinox Gold’s properties require permits from various governmental authorities in the United States, Canada, Mexico and Brazil, respectively. There can be no assurance that all future permits that Equinox Gold requires will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain required permits, or the expiry, revocation or failure to comply with the terms of any such permits that Equinox Gold has already obtained, would adversely affect its business.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

RISKS AND UNCERTAINTIES (CONTINUED)
Castle Mountain – Phase 2 Permitting
There can be no certainty that all necessary licenses and permits required to carry out development of Phase 2 at Castle Mountain will be obtained as currently projected, or as development plans for the project evolve. The process for permitting applications is often complex and time-consuming, requiring a significant amount of time and other resources. The duration and success of efforts to obtain permits are contingent on many variables outside of the Company’s control. In addition, major permitting authorizations may be subject to appeals or administrative protests, resulting in the potential for litigation that could give rise to administrative reconsiderations or reversals of permitting decisions. Appeals and similar litigation processes can result in lengthy delays, with uncertain outcomes. Such issues could impact the expected development timelines at Castle Mountain and have a material adverse effect on the Company’s business.
Climate Change
Climate change may exacerbate or create new operational risks for the Company. Governments are moving to introduce climate change legislation and treaties at the international, national, state/province and local levels. Regulations relating to emission levels (such as carbon taxes or cap and trade schemes) and energy efficiency are becoming more stringent. If the current regulatory trend continues, Equinox Gold expects that this may result in increased taxes and/or operating costs.
In addition, physical risk of climate change may also have an adverse effect on Equinox Gold’s business and may impact the Company’s operations and financial position. These risks include: sea level rise, extreme weather events, impact on water availability and resource shortages due to delivery disruptions.
The Company has performed modelling to identify potential climate change risks specific to the Company’s operations to assist in identifying and mitigating such risks going forward. However, Equinox Gold cannot provide assurance that efforts to mitigate the risks of climate changes at all sites will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s business, results of operations and financial position.
In March 2021, a historic rain event caused widespread flooding in the Aurizona region and a freshwater pond on the Aurizona site overflowed. The tailings facility and other infrastructure at the Aurizona site were not affected and remained operational. The Company subsequently received several fines from the local state government for environmental infractions related to turbidity in the local community’s water supply. In addition, public civil actions have been filed against the Company in both Maranhão State and Brazil Federal court that claim various damages because of the rain event. The Company considers the fines and public civil actions to be without merit.
Water Availability
Water availability is an operational risk for all mine sites. The Company’s sites are situated in a variety of climatic zones, including arid and semi-arid regions, as well as areas with distinct seasonal wet and dry periods.
Castle Mountain maintains water rights including two producing wells at Castle Mountain and the mine has sufficient water supply for processing purposes for Phase 1 operations. However, additional sources of ground water are required to expand throughput and gold production as contemplated for the Phase 2 expansion. The Company has done extensive drilling to identify additional water sources for the Phase 2 expansion. Water sources with sufficient supply have been identified and the Company is in the process of applying for permits to extract the water. If Equinox Gold is unable to secure permits to extract the additional water supplies, a shortage of adequate water could prevent or limit the Company’s ability to expand production at Castle Mountain.
Santa Luz is situated in a semi-arid region of Brazil and is dependent on the annual rainy season for replenishment of the supply of water. After Santa Luz’s shutdown in 2014, the previous operator began to pump water from the nearby Itapicurú River, the main drainage system in the area, and store water within the C1 open pit for future use. The Company has converted and expanded an existing TSF (as defined herein) into a water storage facility to increase Santa Luz’s water storage capacity. The water storage facility has been filled and is currently being expanded to provide additional water storage capacity. The water is available for use as process water. This is a mitigation measure should insufficient water be available to pump from the Itapicurú River throughout the operational life of the mine.
Aurizona is situated in a tropical region of Brazil and receives significant amounts (over 3,000mm on average) of rainfall during the rainy season. Water is collected during the rainy season for use in the processing plant throughout the dry season. The existing TSF and the Boa Esperança open pit are now the primary sources of water storage for the process plant, which has increased available water storage capacity. In addition, a new TSF was completed at the end of 2023 to receive all future tailings deposition, which will allow the existing TSF to be closed. The new TSF provides additional water storage and water for recycling back to the process plant.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

RISKS AND UNCERTAINTIES (CONTINUED)
RDM is situated in a semi-arid region of Brazil and is dependent on the annual rainy season for replenishment of the supply of water. Prolonged drought conditions in the region can contribute to lower-than-expected water recharge in wells as well as lower-than-expected water accumulation in the water storage facilities. The Company’s ability to obtain and secure alternate supplies of water at a reasonable cost depends on many factors, including: regional supply and demand; political and economic conditions; problems that affect local supply; delivery and transportation of water; and relevant regulatory regimes. Previous operators temporarily suspended RDM operations on an annual basis since the mine’s inception in 2014 due to continued regional drought conditions. In 2017, a water storage facility was built to allow for the capture and storage of rainwater and surface water runoff in a larger catchment area; however, insufficient water capture was realized, and operations continued to be temporarily suspended in 2018 and 2019. Since 2020, there has been sufficient water captured within the water storage facility and the TSF to allow RDM to achieve continued operations through the dry season. While the Company has sufficient water to support current operations, there is no guarantee that the Company can secure an alternate source of water in the event of a future prolonged drought.
Uninsurable Risks
Equinox Gold is subject to several risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, mechanical failures, cybersecurity incidents, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Equinox Gold’s current properties and future properties of Equinox Gold or the properties of others, delays in mining, monetary losses and possible legal liability.
Equinox Gold maintains insurance to protect against certain risks in such amounts as it considers to be reasonable. However, Equinox Gold cannot provide any assurance that its insurance coverage will be sufficient to cover any resulting loss or liability, or that such insurance will continue to be available at economically feasible premiums or for other reasons.
While Equinox Gold evaluates the risks to its business and carries insurance policies to mitigate the risk of loss where economically feasible, not all risks are reasonably insurable and insurance coverages may contain limits, deductibles, exclusions, and endorsements. In particular, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available on acceptable terms to Equinox Gold or to other companies in the mining industry. Likewise, insurance against losses arising from cybersecurity attacks is not generally available on acceptable terms to Equinox Gold. Losses from such events may have an adverse effect on Equinox Gold, its business, results of operations and financial position. Equinox Gold may also become subject to liability for pollution or other hazards which may not be insured against, or which Equinox Gold may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Equinox Gold to incur significant costs that could have an adverse effect upon its business, results of operations and financial position.
Defects in Land Title
Equinox Gold does not have title insurance on its properties, and the Company’s ability to ensure that it has obtained a secure claim to individual mineral properties or mining concessions may be severely constrained. Equinox Gold has not conducted surveys of all of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. Equinox Gold can provide no assurances that there are no title defects affecting its properties. Accordingly, its mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including indigenous land claims, and title may be affected by, among other things, undetected defects. In addition, Equinox Gold may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.
Environmental Risks, Regulations and Hazards
All phases of Equinox Gold’s mining operations are subject to environmental regulation in the jurisdictions in which the Company operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely, in the future, require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s mining operations. Environmental hazards may exist on the properties that are unknown at present that have been caused by previous or existing owners or operators of the properties. Equinox Gold may become liable for such environmental hazards caused by previous owners or operators of the properties.
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including fines and orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

RISKS AND UNCERTAINTIES (CONTINUED)
Previous mining by artisanal miners (“Garimpeiros”) has occurred and continues today on or near certain of Equinox Gold’s Brazilian properties. Garimpeiros are known to use motor oils, other substances and greases in their mining processes, which can result in environmental damage. While Equinox Gold has taken steps to address the activities of the Garimpeiros and the related environmental impacts, there is no certainty that such activities will be discontinued, and Equinox Gold may become liable for such environmental hazards caused by Garimpeiro activity.
In April 2022, the Mexican Supreme Court issued a decision ordering the cancellation of two mineral claims previously issued to a mining company on the basis that free, prior and informed consultation with Indigenous peoples was not conducted by the Government before the relevant mineral claims were issued. The Court indicated that the relevant mineral claims may be reissued once the required consultations are complete. The draft decision increases the risk of other communities seeking similar injunctions in the future.
The extraction process for gold and metals can produce tailings, which are the slurry and sand-like materials that are a product of the extraction process. Tailings are stored in engineered facilities (“TSFs”) that are designed, constructed, operated and closed in conformance with federal and state requirements and standard industry practices. Hazards such as uncontrolled seepage or geotechnical failure of retaining dams around tailings disposal areas, however, may result in environmental pollution and consequent liability.
Certain of the Company’s operations use heap leaching to extract gold from crushed ore. Heap leaching involves placing ore on impermeable pads and repeatedly spraying the heaps with a weak cyanide solution to recover gold from the ore. The solution carrying the gold is then collected for gold recovery. Heap leach pads are designed, constructed, and operated in accordance with applicable laws and standard industry practices. Hazards such as seepage or geotechnical failure of a heap leach pad, however, may result in environmental pollution and consequent liability.
Equinox Gold’s historical operations have generated chemical and metals depositions in the form of tailing ponds, rock waste dumps, and heap leach pads. The Company’s ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with Equinox Gold’s activities or of other mining companies that affect the environment, human health and safety.
The water collection, treatment and disposal operations at Equinox Gold’s mines are subject to strict regulation and involve significant environmental risks. If collection or management systems fail, overflow or do not operate properly, untreated water or other contaminants could discharge into nearby properties or into nearby streams and rivers, causing damage to persons or property, or to aquatic life and causing economic damages. Liabilities resulting from damage, regulatory orders or demands, revoking of licenses or permits, or similar, could adversely affect Equinox Gold’s business, results of operations and financial condition due to partial or complete shutdown of operations. Moreover, in the event that Equinox Gold is deemed liable for any damage caused by overflow, Equinox Gold’s losses or consequences of regulatory action might not be covered by insurance policies.
Government Regulation
The operating, development and exploration activities of Equinox Gold are subject to various laws governing prospecting, development, production, exports, imports, taxes, labor standards and occupational health and safety, mine safety, toxic substances, waste disposal, environmental protection and remediation, protection of endangered and protected species, land use, water use, land claims of local people and other matters. Externally driven regulation changes in the countries in which the Company operates add uncertainties that cannot be accurately predicted. Any future adverse changes in government policies or legislation in the jurisdictions in which the Company operates are outside the Company’s control.
Any changes in government policy may result in changes to laws affecting ownership of assets, mining policies, monetary policies, taxation, royalty rates, exchange rates, environmental regulations, labor relations and return of capital. This may affect both Equinox Gold’s ability to undertake operating, development and exploration activities in respect of present and future properties in the manner currently contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility that future governments may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.
In May 2023, Mexico enacted comprehensive changes to its mining and water laws that contain several ambiguities, including how existing mining and water concessions will be treated. Supplementary regulations to the new laws are being developed but have not yet been released. Like others, the Company is facing uncertainty as a result of these new laws.
No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be interpreted in a manner which could have an adverse effect on Equinox Gold and its business, results of operations and financial position. Amendments to current laws, regulations and permits governing operating, development and exploration activities, or more stringent or different implementation, could have an adverse impact on Equinox Gold, or could require abandonment or delays in the development of new mining properties.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

RISKS AND UNCERTAINTIES (CONTINUED)
Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against Equinox Gold, including significant fines or orders issued by regulatory or judicial authorities causing process, development or exploration activities to cease or be curtailed or suspended, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.
Counterparty Risk
Counterparty risk is the risk to Equinox Gold that a party to a contract will default on its contractual obligations to Equinox Gold. Equinox Gold is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold Equinox Gold’s cash and short-term investments; (ii) companies that have payables to Equinox Gold; (iii) providers of its risk management services, such as hedging arrangements; (iv) shipping service providers that move Equinox Gold’s material; (v) Equinox Gold’s insurance providers; and (vi) Equinox Gold’s lenders. Although Equinox Gold makes efforts to limit its counterparty risk, Equinox Gold cannot effectively operate its business without relying, to a certain extent, on the performance of third-party service providers.
Taxation Risk
Equinox Gold is subject to taxes, duties, levies, government royalties and other government-imposed compliance costs in several jurisdictions. New taxes or increases to the rates of taxation could have an adverse impact on the results of operations or the Company’s finances.
The Company has organized its operations in part based on its understanding and assumptions in relation to various tax laws (including capital gains, withholding tax and transfer pricing) within the jurisdictions in which the Company operates.
The Company believes that its understanding and assumptions are reasonable. However, the Company cannot provide assurance that foreign taxation or other authorities will reach the same conclusion. The results of an audit of prior tax filings may have a material impact on Equinox Gold.
Equinox Gold is currently appealing federal and municipal value-added tax assessments in Brazil and Mexico. While Equinox Gold is confident that long-term regular recovery of value-added taxes or other amounts receivable from various governmental and nongovernmental counter parties will be established, Equinox Gold cannot guarantee that such taxes will be recovered or that its activities will result in profitable processing operations.
On November 3, 2022, the Department of Finance (Canada) released draft legislative proposals in relation to draft legislation released on February 4, 2022, to implement certain tax proposals that are intended to limit the deductibility of certain interest and financing expenses (“EIFEL Rules”). These proposals, effective for taxation years beginning on or after October 1, 2023, will limit the amount of net interest and financing expenses that may be deducted by certain taxpayers in computing their income to no more than a fixed ratio of tax to EBITDA. The EIFEL Rules are contained in draft legislation which, at the date of this MD&A, is progressing through the legislative process. If enacted, the proposals may create an additional tax burden that could impact the cashflow of the Company and may have an adverse impact on the Company and its investors.
In addition, the Organization for Economic Co-operation and Development (“OECD”) and the G20 Inclusive Framework on Base Erosion and Profit Shifting have worked on “Global Anti-Base Erosion Model Rules” (“GloBE Rules” or Pillar Two model rules), that apply to large multinational enterprises (“MNE”), such as Equinox Gold. The GloBE Rules introduce new taxing mechanisms under which an MNE must pay a top-up tax in any jurisdiction where the effective tax rate is below the 15% minimum rate. The GloBE Rules framework has been developed by the OECD and, accordingly, will need to be implemented through national legislation in jurisdictions that adopt the rules. Once enacted, these rules will impose additional disclosure requirements and may impose an additional tax burden on the Company.
Joint Ventures
The Company holds a 60% interest in Greenstone through a limited partnership with Orion Mine Finance Group, who holds the remaining 40% interest. As such, the development and operation of Greenstone is subject to the risks normally associated with the conduct of joint ventures which may include (i) disagreements between joint venture partners on how to develop and operate mines efficiently; (ii) that joint venture partners may at any time have economic or business interests or goals that are, or become, inconsistent with another joint venture partner’s business interests or goals; (iii) an inability of joint venture partners to meet their obligations to the joint venture or third parties; (iv) the potential bankruptcy of a joint venture partner; (v) the possibility that a joint venture partner may not be able to sell its interest in the joint venture; or (vi) litigation arising between joint venture partners regarding joint venture matters. The existence or occurrence of one or more such events could have a material adverse impact on the Company’s profitability, future cash flows, earnings, results of operations and financial condition.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

RISKS AND UNCERTAINTIES (CONTINUED)
Acquisitions, Business Arrangements or Transactions
Equinox Gold will continue to seek new mining and development opportunities in the mining industry as well as business arrangements or transactions. In pursuit of such opportunities, Equinox Gold may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their workforce into Equinox Gold. Ultimately, any acquisitions would be accompanied by risks, which could include change in commodity prices, difficulty with integration, failure to realize anticipated synergies, significant unknown liabilities, delays in regulatory approvals and exposure to litigation. There is no guarantee that the sources of financing that have been announced will be successful and that additional funding will be available for development of projects or to refinance existing corporate and project debt. There may be an inability to complete the investment on the proposed terms or at all due to delays in obtaining or inability to obtain the consent of lenders or to execute intercreditor agreements or obtain required regulatory and exchange approvals. Any issues that Equinox Gold encounters in connection with an acquisition, business arrangement or transaction could have an adverse effect on its business, results of operations and financial position.
Reclamation Estimates, Costs and Obligations
Equinox Gold’s operations are subject to reclamation plans that establish its obligations to reclaim properties after mining and processing operations have concluded. While closure costs are estimated using industry standard practices, often using third parties, it is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which Equinox Gold holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine.
Accordingly, these obligations represent significant future costs for Equinox Gold, and it may be necessary to revise planned expenditures, operating plans and reclamation concepts and plans to fund reclamation activities. Such increased costs may have an adverse impact on the business, results or operations and financial position of Equinox Gold.
There is a potential future liability for cleanup of tailings deposited on the mining license areas by others during previous periods of mining and reprocessing. It is not possible to quantify at this time what the potential liability may be and detailed assessments need to be made to determine future land reclamation costs, if any.
Infrastructure
Mining, processing, development and exploration activities depend, to one degree or another, on having adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, terrorism, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Equinox Gold’s business, results of operations and financial position. Generators currently act as back-up for power outages but, despite provision for backup infrastructure, there can be no assurance that challenges or interruptions in infrastructure and resources will not be encountered.
Employee and Labour Relations
Some of Equinox Gold’s employees and contractors are unionized. Although the Company has reached agreements and places significant emphasis on maintaining positive relationships with the union and employees, there is risk of labor strikes and work stoppages. Should they occur, some labor strikes and work stoppages have the potential to significantly affect the Company’s operations and thereby adversely impact the Company’s future cash flows, earnings, production, and financial conditions.
Further, relations with employees and contractors may be affected by changes in the scheme of labor relations that may be introduced by the relevant governmental authorities in the jurisdictions in which the mining operations are conducted. Changes in such legislation or otherwise in Equinox Gold’s relationships with its employees may result in strikes, lockouts or other work stoppages, any of which could have an adverse effect on the business, results of operations and financial position.
Properties Located in Remote Areas
Certain of Equinox Gold’s properties are located in remote areas, some of which have severe climates, resulting in technical challenges for conducting exploration, construction and development activities, and mining. Equinox Gold benefits from modern technologies for operating in areas with severe climates. Nevertheless, Equinox Gold may sometimes be unable to overcome problems related to weather and climate at a commercially reasonable cost, which could have an adverse effect on Equinox Gold’s business, results of operations and financial position. The remote location of certain of Equinox Gold’s operations may also result in increased costs and transportation difficulties.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

RISKS AND UNCERTAINTIES (CONTINUED)
Corruption and Bribery
Equinox Gold’s operations are governed by, and involve interactions with, many levels of government in numerous countries. Equinox Gold is required to comply with anti-corruption and anti-bribery laws, including but not limited to the Canadian Corruption of Foreign Public Officials Act, the United States Foreign Corrupt Practices Act, the Brazil Clean Company Act and the Mexico Criminal Code and Anti-Corruption in Public Contracts Act. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Although Equinox Gold has adopted steps to mitigate such risks, including the implementation of training programs, internal monitoring, reviews and audits, and policies to ensure compliance with such laws, such measures may not always be effective in ensuring that Equinox Gold, its employees, contractors or third-party agents will comply strictly with such laws. If Equinox Gold finds itself subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on Equinox Gold resulting in an adverse effect on Equinox Gold’s reputation and business.
Internal Controls Over Financial Reporting
Equinox Gold may fail to maintain the adequacy of its internal controls over financial reporting as such standards are modified, supplemented or amended from time to time, and Equinox Gold cannot ensure that it will conclude on an ongoing basis that it has effective internal controls over financial reporting. Equinox Gold’s failure to satisfy the requirements of Canadian and United States legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Equinox Gold’s business and negatively impact the trading price and market value of its shares or other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Equinox Gold’s operating results or cause it to fail to meet its reporting obligations.
Equinox Gold may fail to maintain the adequacy of its disclosure controls. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by Equinox Gold in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Equinox Gold’s management, as appropriate, to allow timely decisions regarding required disclosure.
No evaluation can provide complete assurance that Equinox Gold’s financial and disclosure controls will detect or uncover all failures of persons within Equinox Gold to disclose material information otherwise required to be reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The effectiveness of Equinox Gold’s controls and procedures could also be limited by simple errors or faulty judgments.
If the Company does not maintain adequate financial and management personnel, processes, and controls, it may not be able to accurately report its financial performance on a timely basis, which could cause a decline in the Company’s share price and harm its ability to raise capital. Failure to accurately report the Company’s financial performance on a timely basis could also jeopardize its continued listing on the TSX or NYSE American or any other exchange on which the Company’s common shares may be listed.
Public Perception
Damage to Equinox Gold’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include negative publicity, whether true or not. Although Equinox Gold places great emphasis on protecting its image and reputation, it does not have control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations and, decreased investor confidence and act as an impediment to Equinox Gold’s overall ability to advance its projects, thereby having an adverse impact on financial performance, cash flows, growth prospects, and the market value of the Company’s securities.
Equinox Gold May Become Subject to Additional Legal Proceedings
Equinox Gold is currently party to litigation or other proceedings in Canada, Brazil, Mexico and the United States and may, from time to time, become involved in various claims, legal proceedings, regulatory investigations and complaints. Equinox Gold cannot reasonably predict the likelihood or outcome of any actions should they arise. If Equinox Gold is unable to resolve any such disputes favorably, it may have an adverse effect on Equinox Gold’s financial performance, cash flows, and results of operations. To the extent management believes it is probable that a material cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. Equinox Gold’s assets and properties may become subject to further liens, agreements, claims, or other charges as a result of such disputes. Any claim by a third party on or related to any of Equinox Gold’s properties, especially where Mineral Reserves have been located, could result in Equinox Gold losing a commercially viable property.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

RISKS AND UNCERTAINTIES (CONTINUED)
Even if a claim is unsuccessful, it may potentially affect Equinox Gold’s operations due to the high costs of defending against the claim. If Equinox Gold loses a material commercially viable property, such a loss could lower its future revenues, or cause Equinox Gold to cease operations.
Equinox Gold could be forced to compensate those suffering loss or damage by reason of its processing, development or exploration activities and could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Any such regulatory or judicial action could materially increase Equinox Gold’s operating costs and delay or curtail or otherwise negatively impact Equinox Gold’s activities.
Management
The success of Equinox Gold will be largely dependent on the performance of its Board and its management team. The loss of the services of these persons could have an adverse effect on Equinox Gold’s business, results of operations, financial position and prospects. There is no assurance Equinox Gold can maintain the services of its Board and management or other qualified personnel required to operate its business. Failure to do so could have an adverse effect on Equinox Gold and its business, results of operations, financial position and its growth prospects.
Employee Recruitment and Retention
Recruiting and retaining qualified personnel is critical to Equinox Gold’s success. The number of persons skilled in the acquisition, exploration, development and operation of mining properties is limited and competition for such persons is intense. In particular, there is intense competition for engineers, geologists and persons with mining expertise. As Equinox Gold’s business activity grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff at its operations. Although Equinox Gold believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success as competition for such persons with these skill sets increases
If Equinox Gold is not successful in attracting and retaining qualified personnel, the efficiency of the Company’s operations could be impaired, which could have an adverse impact on Equinox Gold’s future cash flows, earnings, results of operations, and financial condition.
Competition
The mining industry is very competitive, particularly with respect to properties that produce, or are capable of producing, gold and other metals. Mines have limited lives and, as a result, Equinox Gold continually seeks to replace and expand Mineral Reserves through exploration and the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where Equinox Gold would consider conducting exploration and/or production activities. As Equinox Gold faces significant and increasing competition from a number of large established companies, some of which have greater financial and technical resources than Equinox Gold, for a limited number of suitable properties and resource acquisition opportunities, Equinox Gold may be unable to acquire such mining properties which it desires on terms it considers acceptable.
Equinox Gold competes with other mining companies for the recruitment and retention of qualified directors, professional management, employees and contractors. Competition is also intense for the availability of drill rigs, mining equipment, and production equipment. Competition in the mining industry for limited sources of capital could adversely impact the Company’s ability to acquire and develop suitable gold mines, gold developmental projects, gold producing companies, or properties having significant exploration potential. As a result, there can be no assurance that the Company’s acquisition and exploration programs will yield new Mineral Reserves to replace or expand current Mineral Reserves, or that the Company will be able to maintain production levels in the future.
Speculative Nature of Mining Exploration and Development
The long-term operation and success of Equinox Gold is dependent, in part, on the cost and success of the Company’s exploration and development projects. Mineral exploration and development is highly speculative and involves significant risks. Major expenses are typically required to locate and establish Mineral Reserves.
Development of Equinox Gold’s mineral projects will only commence after obtaining satisfactory exploration results. Few properties that are explored are ultimately developed into producing properties. There is no assurance that Equinox Gold’s exploration and development activities will result in any discoveries of commercial bodies of ore that will be brought into commercial production.
The processes of exploration and development also involves risks and hazards, including environmental hazards, industrial accidents, labour disputes, unusual or unexpected geological conditions or acts of nature. These risks and hazards could lead to events or circumstances which could result in the complete loss of a project or could otherwise result in damage or impairment to, or destruction of, mineral properties and future production facilities, environmental damage, delays in exploration and development interruption, and could result in personal injury or death.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

RISKS AND UNCERTAINTIES (CONTINUED)
Public Company Obligations
Equinox Gold’s business is subject to evolving corporate governance and public disclosure regulations that have increased both Equinox Gold’s compliance costs and the risk of non-compliance, which could adversely impact the market value of the Company’s Common Shares or other securities.
Equinox Gold is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian and United States securities administrators and regulators, the TSX, the NYSE American, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements.
Equinox Gold’s efforts to comply with such legislation could result in increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.
No History of Dividends
Equinox Gold has not, since the date of its incorporation, declared or paid any cash dividends on its common shares and does not currently have a policy with respect to the payment of dividends. The payment of dividends in the future will depend on Equinox Gold’s financial condition and other factors as the Board considers appropriate.
Significant Shareholders
The Company has certain significant shareholders and holders of convertible notes, that have or will have on exercise of such convertible rights the ability to influence the outcome of corporate actions requiring shareholder approval, including the election of directors of Equinox Gold and the approval of certain corporate transactions. Although each of these significant shareholders is or may be a strategic partner of Equinox Gold, their respective interests may differ from the interests of Equinox Gold or its other shareholders. The concentration of ownership of the shares may also have the effect of dissuading third-party offers or delaying or preventing other possible strategic transactions of Equinox Gold.
Conflicts of Interest
Certain of the directors and/or officers of Equinox Gold also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such individuals to be in a position of conflict. In particular, Fraz Siddiqui, a director of Equinox Gold, is also an employee of Mubadala Investment Company which has a material relationship with Equinox Gold. Any decision made by any of such directors and/or officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Equinox Gold and Equinox Gold shareholders. In addition, each director is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the BCBCA and other applicable laws.

ACCOUNTING MATTERS
Basis of Preparation and Accounting Policies
The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Details of material accounting policies are disclosed in note 3 of the Company’s consolidated financial statements for the year ended December 31, 2023. The impact of future accounting changes is disclosed in note 3(o) to the Company’s consolidated financial statements.
Critical Accounting Estimates and Judgments
In preparing the Company’s consolidated financial statements in conformity with IFRS, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the consolidated financial statements. All estimated and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Areas of judgment and key sources of estimation uncertainty that have the most significant effect are disclosed in note 4 of the Company’s consolidated financial statements for the year ended December 31, 2023.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is accumulated and communicated to management, including the CEO and CFO, as appropriate, to permit timely decisions regarding required disclosure.
Management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.
These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at December 31, 2023. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2023.
Internal Controls over Financial Reporting
Management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the IASB.
The Company’s ICFR includes policies and procedures that:
•are designed to provide reasonable assurance that accounting records are maintained that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•are designed to provide reasonable assurance that the Company’s receipts and expenditures are made in accordance with authorizations of management and the Company’s Directors; and
•are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.
Management assessed the effectiveness of the Company’s ICFR based on the criteria for effective internal control over financial reporting established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on this assessment Management concluded that the Company’s internal controls over financial reporting were effective as at December 31, 2023.
KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of internal control over financial reporting, and has expressed their opinion in their report included with the Company’s annual consolidated financial statements.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS
This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information. Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any future-oriented financial information or financial outlook information. Forward-looking statements and forward-looking information in this MD&A relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities, growth potential and future financial or operating performance, including investment returns; the Company’s production and cost guidance; the timing for and Company’s ability to successfully advance its growth and development projects, including the construction of Greenstone and the expansions at Castle Mountain, Los Filos and Aurizona; the Company’s ability to successfully renegotiate existing land access agreements at Los Filos and the anticipated impact on Los Filos if those negotiations are unsuccessful, the strength of the Company’s balance sheet, and the Company’s liquidity and future cash requirements; the aggregate value of common shares which may be issued pursuant to the at-the-market equity offering program; the potential future offerings of Securities under the Base Shelf Prospectus or corresponding Registration Statement on Form F-10 and any Prospectus Supplement; the potential future proceeds to the Company from the exercise of the Company’s grant of i-80 warrants; the Company’s expectations for reducing its GHG emissions and the impact of its operations on climate change, including reaching its GHG emissions reduction target and implementing its water stewardship strategy; the expectations for the Company’s investments in Sandbox, i-80 Gold, and Bear Creek; and conversion of Mineral Resources to Mineral Reserves.
Forward-looking statements or information generally identified by the use of the words “believe”, “will”, “advance”, “achieve”, “strategy”, “increase”, “plan”, “vision”, “improve”, “maintain”, “potential”, “intend”, “on budget”, “anticipate”, “expect”, “estimate”, “on track”, “target”, “objective”, and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct.
The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include: Equinox Gold’s ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; existing assets are retained and continue to produce at current rates; expectations regarding the impact of macroeconomic factors on the Company’s operations, share price performance and gold price; prices for gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company’s projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services remaining as estimated; holders of i-80 warrants having sufficient funds to exercise warrants; construction of Greenstone being completed and performed in accordance with current expectations; the expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; the mine plans outlined in the technical reports for each project, including estimated development schedules, are unchanged; tonnage of ore to be mined and processed and ore grades and recoveries are consistent with mine plans; capital, decommissioning and reclamation estimates remaining as estimated; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company’s working history with the workers, unions and communities at Los Filos; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company’s ability to comply with environmental, health and safety laws and other regulatory requirements; the Company’s ability to achieve its objective of becoming an industry leader for responsible mining and sustainable development; the strategic visions for Sandbox, i-80 Gold, and Bear Creek and their respective abilities to successfully advance their businesses; the ability of Bear Creek to meet its payment commitments to the Company; and the ability of Equinox Gold to work productively with its joint venture partner and Indigenous partners at Greenstone. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this MD&A.

Management’s Discussion and Analysis For the three months and year ended December 31, 2023

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS (CONTINUED)
The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; recent market events and conditions; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the effect of blockades and community issues on the Company’s production and cost estimates; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including mining, environmental and export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry; a successful relationship between the Company and its joint venture partner; the failure by Bear Creek to meet its commitments to the Company; and those factors identified in the section “Risks and Uncertainties” in this MD&A and in the section titled “Risks Related to the Business” in the Company’s most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.
Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this MD&A are expressly qualified in their entirety by this cautionary statement.
Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources
Disclosure regarding the Company's mineral properties, including with respect to mineral reserve and mineral resource estimates included in this MD&A, was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. Accordingly, information contained in this MD&A is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

TECHNICAL INFORMATION
Doug Reddy, MSc, P.Geo, Chief Operating Officer, and Scott Heffernan, MSc, P.Geo., EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed and approved the technical content of this document.